Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

ON SEMICONDUCTOR CORPORATION,

FALCON OPERATIONS SUB, INC.

and

FAIRCHILD SEMICONDUCTOR INTERNATIONAL, INC.

dated as of

November 18, 2015

-i-

-ii-

Annex I	Certain Defined Terms

Annex II	Conditions to the Offer

Exhibit A	Debt Commitment Letter

-iii-

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of November 18, 2015, is by and among ON Semiconductor Corporation, a Delaware corporation (“Parent”), Falcon Operations Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Acquisition Sub”) and Fairchild Semiconductor International, Inc., a Delaware corporation (the “Company”). All capitalized terms used in this Agreement shall have the meanings ascribed to such terms in Annex I or as otherwise defined elsewhere in this Agreement unless the context clearly provides otherwise. Parent, Acquisition Sub and the Company are each sometimes referred to herein as a “Party” and collectively as the “Parties”.

RECITALS

WHEREAS, it is proposed that Parent shall cause Acquisition Sub to commence a tender offer (the “Offer”) to acquire all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company (the “Company Common Stock” or, such shares, “Company Shares”) for the consideration and upon the terms and subject to the conditions set forth herein;

WHEREAS, it is also proposed that, as soon as practicable following the consummation of the Offer, the Parties wish to effect the acquisition of the Company by Parent through the merger of Acquisition Sub with and into the Company, with the Company being the surviving entity (the “Merger”);

WHEREAS, this Agreement expressly requires the Merger to be governed by Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”) and provides that the Merger shall be effected as soon as practicable following the consummation of the Offer if the Merger is effected under Section 251(h) of the DGCL (unless Section 251(h) of the DGCL is inapplicable);

WHEREAS, in connection with the Merger, each outstanding share of the Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Cancelled Shares or Dissenting Shares) will be automatically converted into the right to receive the Merger Consideration upon the terms and conditions set forth in this Agreement and in accordance with the DGCL;

WHEREAS, the board of directors of the Company (the “Company Board of Directors”) (i) determined that the terms of this Agreement and the transactions contemplated hereby (the “Transactions”), including the Offer, are fair to, and in the best interests of, the Company and its stockholders, (ii) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement, (iii) adopted and approved the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the Offer, the Merger and the other Transactions upon the terms and subject to the conditions contained herein and (iv) resolved to recommend that the holders of shares of Company Common Stock accept the Offer, tender their shares of Company Common Stock to Acquisition Sub pursuant to the Offer or, solely in the case that Section 251(h) of the DGCL is inapplicable, adopt the Agreement (the “Company Board Recommendation”);

WHEREAS, the boards of directors of Parent and Acquisition Sub have approved this Agreement and determined that this Agreement and the Transactions, including the Offer and the Merger, are advisable and fair to, and in the best interests of, Parent and Acquisition Sub and their respective stockholders; and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with the Offer and the Merger and also prescribe various conditions to the Offer and the Merger.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I

THE OFFER

Section 1.1. The Offer.

(a) Terms and Conditions of the Offer. Subject to applicable law and provided that this Agreement shall not have been validly terminated pursuant to Article IX, as promptly as practicable after the date hereof (but in no event later than December 4, 2015), Acquisition Sub shall (and Parent shall cause Acquisition Sub to) commence (within the meaning of Rule 14d-2 promulgated under the Exchange Act) the Offer to purchase any and all of the Company Shares. In the Offer, each Company Share accepted by Acquisition Sub in accordance with the terms and subject to the conditions of the Offer shall be exchanged for the right to receive $20.00 in cash (the “Offer Price”). The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) that is disseminated to all of the holders of Company Shares and contains the terms and conditions set forth in this Agreement and in Annex II. Each of Parent and Acquisition Sub shall use its reasonable best efforts to consummate the Offer, subject to the terms and conditions hereof and thereof. The Offer shall be subject only to:

(i) the condition (the “Minimum Condition”) that, prior to the expiration of the Offer, there be validly tendered and not withdrawn in accordance with the terms of the Offer a number of Company Shares that, together with the Company Shares then owned by Parent and Acquisition Sub (if any), represents at least a majority of all then outstanding Company Shares (excluding Company Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as such term is defined in Section 251(h) of the DGCL, by the depositary for the Offer pursuant to such procedures); and

(ii) the other conditions set forth in Annex II.

(b) Acquisition Sub expressly reserves the right to waive any of the conditions to the Offer and to make any change in the terms of, or conditions to, the Offer; provided, however, that notwithstanding the foregoing or anything to the contrary set forth herein, without the prior written consent of the Company in its sole discretion, Acquisition Sub shall not (and Parent shall not permit Acquisition Sub to) (i) waive the Minimum Condition, or any of the conditions set forth in clauses (A), (B) or (D)(1) of Annex II and (ii) make any change in the terms of or conditions to the Offer that (A) changes the form of consideration to be paid in the Offer, (B) except as contemplated by Section 3.1(d), decreases the Offer Price or the number of Company Shares sought in the Offer, (C) extends the Offer, other than in a manner required by the provisions of Section 1.1(c), (D) imposes conditions to the Offer other than those set forth in Annex II, (E) modifies the conditions set forth in Annex II or (F) amends any other term or condition of the Offer in any manner that is adverse to the holders of Company Shares.

(c) Expiration and Extension of the Offer.

(i) Unless the Offer is extended pursuant to and in accordance with this Agreement, the Offer shall expire at midnight, New York City time, at the time that is one (1) minute following 11:59 p.m., New York City time, on the date that is twenty (20) business days (for this purpose calculated in accordance with Section 14d-1(g)(3) promulgated under the Exchange Act) after the date the Offer is first commenced (within the meaning of Rule 14d-2 promulgated under the Exchange Act). In the event that the Offer is extended pursuant to and in accordance with this Agreement, then the Offer shall expire on the date and at the time to which the Offer has been so extended.

(ii) Notwithstanding the provisions of Section 1.1(c)(i) or anything to the contrary set forth in this Agreement, without the consent of the Company:

(A) Acquisition Sub shall (and Parent shall cause Acquisition Sub to) extend the Offer for any period required by any Law, or any rule, regulation, interpretation or position of the SEC or its staff or NASDAQ, in any such case, which is applicable to the Offer;

(B) in the event that any of the conditions to the Offer set forth in Annex II (including the Minimum Condition) have not been satisfied or waived as of any then scheduled expiration of the Offer, Acquisition Sub shall (and Parent shall cause Acquisition Sub to) extend the Offer for successive extension periods of up to ten (10) business days each (or, in the case that any such ten (10) business day extension would extend beyond the Outside Date, then such extension shall be made only to the second (2nd) business day prior to the Outside Date) in order to further seek to satisfy such conditions (including the Minimum Condition); and

(C) (1) in the event that (in the case of the initial Financing Extension Notice) all of the conditions to the Offer set forth in Annex II (including (x) the Minimum Condition and (y) the condition set forth in clause (D)(5) of Annex II that the Company shall have furnished Parent with a certificate signed on its behalf of any of the Company’s chairman of the board, its chief executive officer or any individual listed on Section A of the Company Disclosure Letter to the effect that the conditions set forth in clauses (D)(2), (D)(3) and (D)(4) of Annex II have not occurred) have been satisfied or waived as of any then scheduled expiration of the Offer, and (2) in the event that Parent and Acquisition Sub are in compliance in all material respects with their respective covenants and agreements under Section 7.13 and Parent or Acquisition Sub have been and remain unable to obtain proceeds of financing in an amount sufficient (together with any funds available to Parent or Acquisition Sub) to consummate the Transactions on the date on which the Acceptance Time would otherwise occur (such financing, the “Requisite Financing”), Acquisition Sub shall be entitled (A) by written notice from the Chief Executive Officer or Chief Operating Officer of Parent to the Company no later than 8:00 a.m. Eastern Time on the next business day after the then scheduled expiration date of the Offer that certifies that (1) Parent and Acquisition Sub have complied in all material respects with their respective covenants and agreements in Section 7.13, (2) Parent has been and remains unable to obtain the Requisite Financing as of the date that the Acceptance Time would otherwise be required to occur and (3) Acquisition Sub is delivering such notice solely to extend the Offer to obtain the Requisite Financing (such certified written notice, a “Financing Extension Notice”), to extend the Offer to such later time specified by Parent in the Financing Extension Notice (except that in no event shall such extension exceed ten (10) business days and Parent and Acquisition Sub shall not be entitled to extend the expiration to a date that is later than two (2) business days prior to November 18, 2016). Acquisition Sub shall be permitted to deliver multiple Financing Extension Notices to the Company (except that in no event shall any extension pursuant to any such Financing Extension Notice exceed ten (10) business days and Parent shall not be entitled to extend the expiration to a date that is later than two (2) business days prior to November 18, 2016);

provided, however, that any such extension shall not be deemed to impair, limit, or otherwise restrict in any manner the right of the Parties to terminate this Agreement pursuant to the terms of Article IX and if, at the time of the applicable expiration date, all of the conditions to the Offer set forth on Annex II (other than the Minimum Condition) are satisfied, all comments of the SEC or its staff applicable to the Offer or the Offer Documents have been resolved and no rule, regulation or interpretation of the SEC or its staff applicable to the Offer would require Parent or Acquisition Sub to extend the Offer, then Acquisition Sub shall only be required to extend the Offer and its expiration date beyond the then-existing expiration date for up to two additional periods not to exceed an aggregate of twenty (20) business days to permit the Minimum Condition to be satisfied.

(iii) Neither Parent nor Acquisition Sub shall extend the Offer or provide a “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act in any manner other than pursuant to and in accordance with the provisions of Section 1.1(c)(ii) without the prior written consent of the Company.

(iv) Neither Parent nor Acquisition Sub shall terminate or withdraw the Offer prior to the then scheduled expiration of the Offer unless this Agreement is validly terminated in accordance with Article IX, in which case Acquisition Sub shall (and Parent shall cause Acquisition Sub to) irrevocably and unconditionally terminate the Offer promptly (but in no event more than one (1) business day) after such termination of this Agreement.

(d) Payment for Company Shares. On the terms and subject to the conditions set forth in this Agreement and the Offer, Acquisition Sub shall (and Parent shall cause Acquisition Sub to) accept for payment, and pay for, all Company Shares that are validly tendered and not withdrawn pursuant to the Offer promptly (within the meaning of Section 14e-1(c) promulgated under the Exchange Act) after the expiration of the Offer (as it may be extended in accordance with Section 1.1(c)(ii)) (such time, the “Acceptance Time”). Without limiting the generality of the foregoing, Parent shall provide or cause to be provided to

Acquisition Sub on a timely basis the funds necessary to pay for any Company Shares that Acquisition Sub becomes obligated to purchase pursuant to the Offer; provided, however, that without the prior written consent of the Company, Acquisition Sub shall not accept for payment or pay for any Company Shares if, as a result, Acquisition Sub would acquire less than the number of Company Shares necessary to satisfy the Minimum Condition. The consideration in the Offer payable in respect of each Company Share validly tendered and not withdrawn pursuant to the Offer shall be paid net to the holder thereof in cash subject to reduction for any applicable withholding Taxes payable in respect thereof. If payment of the Offer Price is to be made to a Person other than the Person in whose name the surrendered certificate evidencing Company Shares is registered on the stock transfer books of the Company, it shall be a condition of payment that the certificate so surrendered shall be endorsed properly or otherwise be in proper form for transfer and that the Person requesting such payment shall have paid all transfer and other similar Taxes required by reason of the payment of the Offer Price to a Person other than the registered holder of the certificate surrendered, or shall have established to the satisfaction of Acquisition Sub that such Taxes either have been paid or are not applicable.

(e) Schedule TO; Offer Documents.

(i) As soon as practicable on the date the Offer is first commenced (within the meaning of Rule 14d-2 promulgated under the Exchange Act), Parent and Acquisition Sub shall:

(1) prepare and file with the SEC a Tender Offer Statement on Schedule TO (together with all amendments and supplements thereto, and including all exhibits thereto, the “Schedule TO”) with respect to the Offer, which Schedule TO shall contain (A) as an exhibit or incorporate by reference the Offer to Purchase and forms of the letter(s) of transmittal and summary advertisement, if any, and other customary ancillary documents, in each case, in respect of the Offer and (B) notice to holders of Company Shares informing such holders of their rights of appraisal in respect of such Company Shares in accordance with Section 262 of the DGCL (together with all amendments and supplements thereto, the “Offer Documents”);

(2) deliver a copy of the Schedule TO, including all exhibits thereto, to the Company at its principal executive offices in accordance with Rule 14d-3(a) promulgated under the Exchange Act;

(3) give telephonic notice of the information required by Rule 14d-3 promulgated under the Exchange Act, and mail by means of first class mail a copy of the Schedule TO, to NASDAQ in accordance with Rule 14d-3(a) promulgated under the Exchange Act; and

(4) cause the Offer Documents to be disseminated to all holders of Company Shares as and to the extent required by the Exchange Act.

(ii) Subject to the provisions of Section 6.2, the Offer Documents may include a description of the determinations, approvals and recommendations of the Company Board of Directors set forth in Section 1.2(a) that relate to the Offer. The Company shall furnish in writing to Parent and Acquisition Sub all information concerning the Company and its Subsidiaries that is required by applicable Law or reasonably requested by Acquisition Sub or Parent to be included in the Offer Documents so as to enable Parent and Acquisition Sub to comply with their obligations under this Section 1.1(e). Parent, Acquisition Sub and the Company shall cooperate in good faith to determine the information regarding the Company that is necessary to include in the Offer Documents in order to satisfy applicable Law. Each of Parent, Acquisition Sub and the Company shall promptly correct any information provided by it or any of its respective Representatives for use in the Offer Documents to the extent that such information shall have become false or misleading in any material respect. Parent and Acquisition Sub shall take all steps necessary to cause the Offer Documents, as so corrected, to be filed with the SEC and to be disseminated to the holders of Company Shares, in each case as and to the extent required by applicable Law, or by the SEC or its staff or NASDAQ. Parent and Acquisition Sub shall provide the Company and its counsel a reasonable opportunity to review and comment on the Offer Documents prior to the filing thereof with the SEC, and Parent and Acquisition Sub shall give reasonable and good faith consideration to any comments made by the Company and its counsel. Parent and Acquisition Sub shall (A) provide in writing to the Company and its counsel any and all written comments that Parent, Acquisition Sub or their counsel may receive from the SEC or its staff with respect to the Offer Documents promptly after such receipt, (B) provide a reasonably detailed description of any oral comments Parent, Acquisition Sub or their counsel may receive from the SEC or its staff with respect to the Offer Documents promptly after such receipt, and (C) unless there has been a Change of Recommendation, provide the Company and its counsel a reasonable opportunity to participate in the formulation of any response to any such comments of the SEC or its staff (including a reasonable opportunity to review and comment on any such response, to which Parent and Acquisition Sub shall give reasonable and good faith consideration to any comments made by the Company and its counsel) and, to the extent permitted by applicable Law and the SEC and its staff, to participate in any discussions with the SEC or its staff regarding any such comments.

Section 1.2. Company Actions.

(a) Company Determinations, Approvals and Recommendations. The Company hereby approves and consents to the Offer and represents and warrants to Parent and Acquisition Sub that, at a meeting duly called and held prior to the date hereof, the Company Board of Directors has, upon the terms and subject to the conditions set forth herein:

(i) determined that the terms of the Offer, the Merger and the other Transactions are fair to, and in the best interests of, the Company and its stockholders;

(ii) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement;

(iii) adopted and approved the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the Offer, the Merger and the other Transactions upon the terms and subject to the conditions contained herein; and

(iv) resolved to make the Company Board Recommendation; provided, however, that the Company Board of Directors may effect a Change of Recommendation in accordance with the terms of Section 6.2.

The Company hereby consents to the inclusion of the foregoing determinations and approvals and the Company Board Recommendation in the Offer Documents, unless the Company Board of Directors has effected a Change of Recommendation in accordance with the terms of Section 6.2.

(b) Schedule 14D-9. The Company shall (i) file with the SEC concurrently with the filing by Parent and Acquisition Sub of the Schedule TO, a Solicitation/Recommendation Statement on Schedule 14D-9 pertaining to the Offer (together with all amendments and supplements thereto, and including all exhibits thereto, the “Schedule 14D-9”) and (ii) cause the Schedule 14D-9 (together with all Offer Documents) to be mailed to the holders of Company Shares promptly after commencement of the Offer. To the extent reasonably requested by the Company, Parent shall cause the Schedule 14D-9 to be mailed or otherwise disseminated to the holders of Company Shares together with the Offer Documents. Each of Parent and Acquisition Sub shall furnish in writing to the Company all information concerning Parent and Acquisition Sub that is required by applicable Law to be included in the Schedule 14D-9 so as to enable the Company to comply with its obligations under this Section 1.2(b). Parent, Acquisition Sub and the Company shall cooperate in good faith to determine the information regarding the Company that is necessary to include in the Schedule 14D-9 in order to satisfy applicable Law. Each of the Company, Parent and Acquisition Sub shall promptly correct any information provided by it or any of its respective directors, officers, employees, affiliates, agents or other representatives for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect. The Company shall take all steps necessary to cause the Schedule 14D-9, as so corrected, to be filed with the SEC and disseminated to the holders of Company Shares, in each case as and to the extent required by applicable Law, including by setting the date of the list used to determine Persons to whom the Offer Documents and Schedule 14D-9 are first disseminated as the record date for the purpose of receiving the notice required by Section 262(d) of the DGCL. The Company shall cause the Schedule 14D-9 to comply as to form in all material respects with requirements of applicable Law. Unless the Company Board of Directors has effected a Change of Recommendation, the Company shall provide Parent, Acquisition Sub and their counsel a reasonable opportunity to review and comment on the Schedule 14D-9 prior to the filing thereof with the SEC, and the Company shall give reasonable and good faith consideration to any comments made by Parent, Acquisition Sub and their counsel (it being understood that Parent, Acquisition Sub and their counsel shall provide any comments thereon as soon as reasonably practicable). Unless the Company Board of Directors has effected a Change of Recommendation, the Company shall (A) provide in writing to Parent, Acquisition Sub and their counsel any written comments that the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after such receipt, (B) provide a reasonably detailed description of any oral comments that the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9s promptly after such receipt, and (C) unless the Company Board of Directors has effected a Change of Recommendation, the Company shall provide Parent, Acquisition Sub and their counsel a reasonable opportunity to participate in the formulation of any response to any such comments of the SEC or its staff (including a reasonable opportunity to review and comment on any such response, to which the Company shall give reasonable and good faith consideration to any comments made by Parent, Acquisition Sub and their counsel) and, to the extent permitted by applicable Law and the SEC and its staff, to participate in any discussions with the SEC or its staff regarding any such comments. Unless the Company Board of Directors has effected a Change of Recommendation, the Company shall include the Company Board Recommendation in the Schedule 14D-9. The Schedule 14D-9 shall include the notice and other information required by Section 262(d) of the DGCL.

(c) Company Information. In connection with the Offer, the Company shall, or shall cause its transfer agent to, furnish Parent and Acquisition Sub with such assistance and such information as Parent or its agents may reasonably request in order to disseminate and otherwise communicate the Offer to the record and beneficial holders of Company Shares, including a list, as of the most recent practicable date, of the stockholders of the Company, mailing labels and any available listing or computer files containing the names and addresses of all record and beneficial holders of Company Shares, and lists of security positions of Company Shares held in stock depositories (including updated lists of stockholders, mailing labels, listings or files of securities positions). Subject to applicable Law (including applicable stock exchange requirements), and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Offer or the Merger, Parent and Acquisition Sub (and their respective agents) shall:

(i) hold in confidence the information contained in any such lists of stockholders, mailing labels and listings or files of securities positions;

(ii) use such information only in connection with the Offer and the Merger; and

(iii) if (A) this Agreement is validly terminated pursuant to Article IX, and (B) Parent and Acquisition Sub withdraw the Offer, promptly return (and use their respective reasonable efforts to cause their agents to deliver) to the Company any and all copies and any extracts or summaries from such information then in their possession or control.

Section 1.3. Transfer Registration. The Company shall register (and shall instruct its transfer agent to register) the transfer of the Company Shares accepted for payment by Acquisition Sub effective immediately after the Acceptance Time.

ARTICLE II

THE MERGER

Section 2.1. The Merger. Upon the terms and subject to the conditions of this Agreement, and in accordance with the DGCL, at the Effective Time, Acquisition Sub shall be merged with and into the Company, whereupon the separate existence of Acquisition Sub shall cease, and the Company shall continue as the surviving corporation (the “Surviving Corporation”) and shall continue to be governed by the laws of the State of Delaware. The Merger shall have the effects provided in this Agreement and as specified in the DGCL.

Section 2.2. Closing. The closing of the Merger (the “Closing”) will take place at 10:00 a.m., Eastern Time, at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019, as promptly as practicable following the Acceptance Time, and in any case no later than the second (2nd) business day after the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article VIII to be satisfied or waived (other than any such conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing), unless another date or place is agreed to in writing by the Company and Parent, in which case the Closing shall occur on such mutually agreed date. The date on which the Closing actually takes place is referred to as the “Closing Date”).

Section 2.3. Effective Time.

(a) Concurrently with the Closing, the Company, Parent and Acquisition Sub shall cause a certificate of merger (the “Certificate of Merger”), with respect to the Merger to be executed and filed with the Secretary of State of the State of Delaware (the “Secretary of State”) as provided under the DGCL. The Merger shall become effective on the date and time at which the Certificate of Merger has been duly filed with the Secretary of State or at such later date and time as is agreed between the Parties and specified in the Certificate of Merger (such date and time being referred to herein as the “Effective Time”).

(b) The Merger shall have the effects set forth in the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, the Surviving Corporation shall possess all of the rights, privileges, powers and franchises, and be subject to all of the restrictions, disabilities and duties, of the Company and Acquisition Sub, as provided under the applicable Sections of the DGCL.

Section 2.4. Governing Documents. Subject to Section 7.4, at the Effective Time, the certificate of incorporation and bylaws of Acquisition Sub, as in effect immediately prior to the Effective Time, except for such changes as may be necessary to change the name of the Surviving Corporation, shall be the certificate of incorporation and bylaws of the Surviving Corporation, respectively, until thereafter amended in accordance with applicable Law and the applicable provisions of the certificate of incorporation and bylaws.

Section 2.5. Officers, Directors and Managers of the Surviving Corporation.

(a) Subject to applicable Law, each of the Parties hereto shall take all necessary action to ensure that the Company Board of Directors from the Acceptance Time until the Effective Time shall consist of the directors of the Company as of immediately prior to the Acceptance Time. Subject to applicable Law, each of the Parties hereto shall take all necessary action to ensure that the board of directors of the Surviving Corporation effective as of, and immediately following, the Effective Time shall consist of the members of the board of directors of Acquisition Sub immediately prior to the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

(b) From and after the Effective Time, the officers of the Company at the Effective Time shall be the officers of the Surviving Corporation, until their respective successors are duly elected or appointed and qualified in accordance with applicable Law.

Section 2.6. Effecting the Merger. As soon as practicable following the consummation of the Offer (the “Offer Closing”), the Parties shall take all necessary and appropriate actions to cause the Merger to become effective following the Offer Closing either (i) without a meeting of the stockholders of the Company in accordance with Section 251(h) of the DGCL (or Section 253 of the DGCL if Section 251(h) of the DGCL is inapplicable to this Agreement) or (ii) with a meeting of stockholders of the Company if Section 251(h) is inapplicable to the Merger. The Parties shall use their respective reasonable best efforts to effect the Merger on the same day as the Offer Closing shall occur.

ARTICLE III

TREATMENT OF SECURITIES

Section 3.1. Treatment of Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Acquisition Sub or the holders of any securities of the Company or Acquisition Sub:

(a) Conversion of Company Securities. Except as otherwise provided in this Agreement, each Company Share issued and outstanding immediately prior to the Effective Time (other than Cancelled Shares or Dissenting Shares) shall be cancelled and automatically converted into the right to receive the Offer Price, without interest (the “Merger Consideration”). The holders of certificates (the “Certificates”) or book-entry shares (“Book-Entry Shares”) which immediately prior to the Effective Time represented such Company Share shall cease to have any rights with respect to such Company Share other than the right to receive, upon surrender of such Certificates or Book-Entry Shares in accordance with Section 3.2 of this Agreement, the Merger Consideration, or, with respect to Dissenting Shares, the rights set forth in Section 262 of the DGCL.

(b) Cancellation of Company Common Stock. Each Company Share held by the Company as treasury stock (or by any wholly owned subsidiary thereof) or held by Parent or Acquisition Sub (or by any wholly owned subsidiary of Parent) immediately prior to the Effective Time shall automatically be cancelled and retired and shall cease to exist, and no consideration or payment shall be delivered in exchange therefor or in respect thereof (such Company Shares collectively, the “Cancelled Shares”).

(c) Conversion of Acquisition Sub Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each share of common stock, par value $0.01 per share, of Acquisition Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation and constitute the only outstanding shares of capital stock of the Surviving Corporation.

(d) Adjustment to Merger Consideration. Without limiting the other provisions of this Agreement and other than as contemplated by this Agreement, if at any time during the period between the date of this Agreement and the Effective Time, any change in the number of outstanding shares of Company Common Stock shall occur as a result of a reclassification, recapitalization, stock split (including a reverse stock split), division or subdivision of shares or other similar transaction, or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, the Offer Price and Merger Consideration shall be equitably adjusted to reflect such change.

Section 3.2. Payment for Securities; Surrender of Certificates.

(a) Exchange Fund. Prior to the Effective Time, Parent shall designate a paying agent (the “Paying Agent”), the identity and the terms of appointment of which shall be reasonably acceptable to the Company, for the payment of the funds to which holders of such shares of Company Common Stock shall become entitled pursuant to this Agreement. Parent (or the Surviving Corporation, after the Effective Time) shall pay the fees and expenses of the Paying Agent. At or prior to each of the Acceptance Time and the Effective Time, Parent shall, or shall take all steps necessary to enable and cause Acquisition Sub to, deposit with the Paying Agent all of the funds necessary to make the aggregate payments of the Merger Consideration due under Section 3.1 (the “Exchange Fund”). In the event that the Exchange Fund shall be insufficient to make the payments contemplated by Section 3.1, Parent shall promptly deposit, or cause to be deposited, additional funds with the Paying Agent in an amount which is equal to the deficiency in the amount required to make such payments. The Paying Agent shall cause the Exchange Fund to be (i) held for the benefit of the holders of Company Common Stock and (ii) applied promptly to making the payments pursuant to Section 3.2(c) hereof. The Exchange Fund shall not be used for any purpose other than to fund payments pursuant to Section 3.2(c), except as expressly provided for in this Agreement.

(b) Procedures for Surrender. As promptly as practicable following the Effective Time and in any event not later than the third (3rd) business day thereafter, the Surviving Corporation shall cause the Paying Agent to mail (or to make available for collection by hand) to each holder of record of a Certificate or Book-Entry Share that immediately prior to the Effective Time represented outstanding Company Shares and whose shares were converted into the right to receive the Merger Consideration pursuant to Section 3.1, (x) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Book-Entry Shares, as applicable, shall pass, only upon proper delivery of the Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares to the Paying Agent and which shall be in the form and have such other provisions as Parent and the Company may reasonably specify, and (y) instructions for use in effecting the surrender of the Certificates or Book-Entry Shares in exchange for the applicable merger consideration into which the number of Company Shares previously represented by such Certificates or Book-Entry Shares shall have been converted pursuant to this Agreement (which instructions shall provide that, at the election of the surrendering holder, (1) Certificates or Book-Entry Shares may be surrendered by hand delivery or otherwise or (2) the Merger Consideration in exchange therefor may be collected by hand by the surrendering holder or by wire transfer to the surrendering holder). In the event of a transfer of ownership of Company Shares that is not registered in the transfer records of the Company, payment may be made to a person other than the person in whose name the Certificate or Book-Entry Shares so surrendered are registered if such Certificate shall be properly endorsed or otherwise be in proper form for transfer or such Book-Entry Shares shall be properly transferred and the person requesting such issuance shall pay any transfer or other Taxes required by reason of the payment to a person other than the registered holder of such Certificate or Book-Entry Shares or establish to the satisfaction of Parent that such Tax has been paid or is not applicable.

(c) Payment Procedures. Following surrender to the Paying Agent of Certificates (or affidavit of loss in lieu thereof) or Book-Entry Shares, together with such letter of transmittal duly executed, and such other documents as may be required by the Paying Agent, the holder of such Certificates or Book-Entry Shares shall be paid in exchange therefor cash in an amount (subject to any applicable withholding Tax) equal to the product of the number of Company Shares represented by such Certificates or Book-Entry Shares multiplied by the Merger Consideration, and such Certificates or Book-Entry Shares shall forthwith be cancelled. No interest shall be paid or accrued for the benefit of holders of the Certificates or Book-Entry Shares on the Merger Consideration payable upon the surrender of the Certificates or Book-Entry Shares. From and after the Effective Time and until surrendered in accordance with the provisions of this Section 3.2(c), each Certificate and Book-Entry Share (other than Cancelled Shares or Dissenting Shares) shall represent for all purposes solely the right to receive, in accordance with the terms hereof, the Merger Consideration multiplied by the number of Company Shares evidenced by such Certificates or Book-Entry Shares, without any interest thereon.

(d) Transfer Books; No Further Ownership Rights in Company Shares. At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of Company Shares on the records of the Company. From and after the Effective Time, the holders of Certificates or Book-Entry Shares that evidenced ownership of Company Shares immediately prior to the Effective Time shall cease to have any rights with respect to such Company Shares other than the right to receive the Merger Consideration, except as otherwise provided herein. If, at any time after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Article III.

(e) Termination of Exchange Fund; No Liability. At any time following twelve (12) months after the Effective Time, Parent shall be entitled to require the Paying Agent to deliver to it any funds (including any interest received with respect thereto) remaining in the Exchange Fund that have not been disbursed, or for which disbursement is pending subject only to the Paying Agent’s routine administrative procedures, to holders of Certificates or Book-Entry Shares, and thereafter such holders shall be entitled to look only to the Surviving Corporation and Parent (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the applicable Merger Consideration payable upon due surrender of their Certificates or Book-Entry Shares and in compliance with the procedures in Section 3.2(b), without any interest thereon. Notwithstanding the foregoing, none of the Surviving Corporation, Parent or the Paying Agent shall be liable to any holder of a Certificate or Book-Entry Share for any Merger Consideration or other amounts delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(f) Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof and in compliance with the other procedures set forth in this Section 3.2 (other than the surrender of the Certificate) and, if required by Parent, the posting by such Person of a bond in such reasonable amount as Parent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the applicable Merger Consideration payable in respect thereof pursuant to Section 3.1 hereof.

Section 3.3. Dissenter’s Rights.

(a) Notwithstanding anything to the contrary set forth in this Agreement, Company Shares issued and outstanding immediately prior to the Effective Time (other than Cancelled Shares) and held by a holder who has properly exercised appraisal rights in respect of such shares in accordance with Section 262 of the DGCL (such shares being referred to collectively as the “Dissenting Shares” until such time as such holder fails to perfect, withdraws or otherwise loses such holder’s appraisal rights under Delaware Law with respect to such shares) shall not be converted into a right to receive the Merger Consideration but instead shall be entitled to payment of such consideration as may be determined to be due in accordance with Section 262 of the DGCL; provided, however, that if, after the Effective Time, such holder fails to perfect, withdraws or otherwise loses such holder’s right to appraisal pursuant to Section 262 of the DGCL, or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, such Company Shares shall be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration in accordance with Section 3.1(a), without interest thereon, upon surrender of such Certificates formerly representing such Company Shares or transfer of such Book-Entry Shares, as the case may be.

(b) The Company shall give prompt notice to Parent of any demands received by the Company for appraisal of any Company Shares, of any withdrawals of such demands and of any other instruments served pursuant to the DGCL and received by the Company relating to Section 262 of the DGCL, and Parent shall have the opportunity to participate in and direct all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demand, or agree to do any such appraisal demands.

Section 3.4. Treatment of Company Equity Awards.

(a) Each option to purchase Company Shares (each, a “Company Option”) that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, become fully vested (to the extent unvested) and be converted into the right to receive an amount in cash equal to the product obtained by multiplying (i) the excess, if any, of the Merger Consideration over the exercise price per Company Share of such Company Option by (ii) the total number of Company Shares subject to such Company Option. Parent or one of its Subsidiaries, as applicable, shall pay to the holders of Company Options the cash amounts described in the immediately preceding sentence, less such amounts as are required to be withheld or deducted under the Code or any other applicable provision of state, local or foreign Tax Law with respect to such payment, within five (5) business days following the Effective Time.

(b) Each award of restricted stock units denominated in Company Shares (each, a “Company RSU Award”) that is outstanding immediately prior to the Effective Time, shall, as of the Effective Time, become fully vested (to the extent unvested) and be converted into the right to receive an amount in cash equal to the product obtained by multiplying (i) the total number of Company Shares subject to such Company RSU Award by (ii) the Merger Consideration. Parent or one of its Subsidiaries, as applicable, shall pay to the holders of Company RSU Awards the cash amounts described in the immediately preceding sentence, less such amounts as are required to be withheld or deducted under the Code or any other applicable provision of state, local or foreign Tax Law with respect to such payment, within five (5) business days following the Effective Time (or, if applicable, such later date required by Section 409A of the Code).

(c) Each award of performance units denominated in Company Shares (each, a “Company PU Award”) that is outstanding immediately prior to the Effective Time, shall, as of the Effective Time, become fully vested (to the extent unvested) and be converted into the right to receive an amount in cash equal to the product obtained by multiplying (i) the total number of Company Shares subject to such Company PU Award by (ii) the Merger Consideration. In the case of Company PU Awards that are subject to performance periods that are ongoing as of the Effective Time, performance conditions shall be deemed satisfied at the greater of target and actual performance (as determined by the Company Board) as of the Effective Time. Parent or one of its Subsidiaries, as applicable, shall pay to the holders of Company PU Awards the cash amounts described in the immediately preceding sentence, less such amounts as are required to be withheld or deducted under the Code or any other applicable provision of state, local or foreign Tax Law with respect to such payment, within five (5) business days following the Effective Time (or, if applicable, such later date required by Section 409A of the Code).

(d) Each award of deferred stock units denominated in Company Shares (each, a “Company DSU Award”) that is outstanding immediately prior to the Effective Time, shall, as of the Effective Time, become fully vested (to the extent unvested) and be converted into the right to receive an amount in cash equal to the product obtained by multiplying (i) the total number of Company Shares subject to such Company DSU Award by (ii) the Merger Consideration. Parent or one of its Subsidiaries, as applicable, shall pay to the holders of Company DSU Awards the cash amounts described in the immediately preceding sentence, less such amounts as are required to be withheld or deducted under the Code or any other applicable provision of state, local or foreign Tax Law with respect to such payment, within five (5) business days following the Effective Time (or, if applicable, such later date required by Section 409A of the Code).

(e) Prior to the Effective Time, the Company shall take all necessary or appropriate action to effectuate the actions contemplated by this Section 3.4.

Section 3.5. Withholding. Parent, Acquisition Sub and the Surviving Corporation shall be entitled to deduct and withhold, or cause the Paying Agent to deduct and withhold, from the consideration otherwise payable to a holder of Company Common Stock or Company Equity Awards pursuant to this Agreement, any amounts as are required to be withheld or deducted with respect to such consideration under the Code, or any applicable provisions of state, local or foreign Tax Law. To the extent that amounts are so withheld and timely remitted to the appropriate Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock or Company Equity Awards in respect of which such deduction and withholding was made.

ARTICLE IV

REPRESENTATIONS AND

WARRANTIES OF THE COMPANY

Except as disclosed in the Company SEC Documents filed or furnished with the SEC since December 31, 2013 (including exhibits and other information incorporated by reference therein) and publicly available prior to the date hereof on the SEC’s Electronic Data Gathering Analysis and Retrieval System (but excluding any forward-looking disclosures set forth in any “risk factors” section, any disclosures in any “forward-looking statements” section and any other disclosures included therein to the extent they are predictive or forward-looking in nature) where the applicability of such disclosure as an exception to a particular representation is reasonably apparent on the face of such disclosure or in the disclosure letter delivered by the Company to Parent immediately prior to the execution of this Agreement (the “Company Disclosure Letter”), the Company represents and warrants to Parent as set forth below.

Section 4.1. Qualification, Organization, Subsidiaries, etc.

(a) Each of the Company and the Company Subsidiaries (i) is a legal entity duly organized, validly existing in the jurisdiction of its organization, (ii) where such concept is recognized, is in good standing under the Laws of its respective jurisdiction of organization, (iii) has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, and (iv) is qualified to do business and is in good standing as a foreign corporation or other entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except, in the cases of clauses (ii), (iv) and, with respect to the Company Subsidiaries only, clauses (i) and (iii), where the failure to be so organized, validly existing, qualified or, where relevant, in good standing, or to have such power or authority, would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and except, with respect to the Company only, in the case of clause (iii), where the failure to have such power or authority would not be material to the Company. The Company has filed with the SEC, prior to the date of this Agreement, a complete and accurate copy of the Company Governing Documents as amended to the date hereof.

(b) Section 4.1(b) of the Company Disclosure Letter contains a true, accurate and complete list of the Company Subsidiaries as of the date of this Agreement. All the issued and outstanding shares of capital stock of, or other equity interests in, each Company

Subsidiary have been validly issued and are fully paid and nonassessable and are wholly owned, directly or indirectly, by the Company, free and clear of all Liens (other than Permitted Liens).

(c) Other than the Company Subsidiaries, neither the Company nor any Company Subsidiary directly or indirectly owns more than an immaterial amount of equity or similar interest in, or more than an immaterial amount of interest convertible into or exchangeable or exercisable for any equity or similar interest in, any Person.

Section 4.2. Capitalization.

(a) The authorized capital stock of the Company consists of 340,000,000 shares of Company Common Stock and 100,000 shares of preferred stock, par value $.01 per share (“Company Preferred Stock”). As of November 11, 2015 (the “Company Capitalization Date”), (i)(A) 113,401,228 Company Shares were issued and outstanding, and (B) 28,179,439 shares of Company Common Stock were held in treasury and (ii) no shares of Company Preferred Stock were issued or outstanding. All the outstanding Company Shares are, and all shares of Company Common Stock reserved for issuance as noted above shall be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and non-assessable and free of pre-emptive rights. From the Company Capitalization Date until the date hereof, no shares of Company Common Stock, Company Options, Company RSU Awards, Company PU Awards or Company DSU Awards have been issued or granted, except for Company Shares issued pursuant to the exercise of Company Options or the vesting of Company Options, Company RSU Awards, Company PU Awards or Company DSU Awards in accordance with their terms. There is no current open offering period under the Company ESPP and there are no purchase rights outstanding under the Company ESPP.

(b) Section 4.2(b) of the Company Disclosure Letter sets forth (i) the aggregate number of shares of Company Common Stock that are subject to Company Options, (ii) the aggregate number of shares of Company Common Stock that are subject to Company RSU Awards, (iii) the aggregate number of shares of Company Common Stock that are subject to Company PU Awards (based upon both the satisfaction of the performance conditions at 100% of target and at maximum performance levels), and (iv) the aggregate number of shares of Company Common Stock that are subject to Company DSU Awards, in each case as of the Company Capitalization Date.

(c) Except as set forth in Section 4.2(a) and Section 4.2(b) above, as of the Company Capitalization Date: (i) the Company does not have any shares of capital stock issued or outstanding other than the Company Shares that have become outstanding after the Company Capitalization Date, but were reserved for issuance as set forth in Section 4.2(f), and (ii) there are no outstanding subscriptions, options, warrants, puts, calls, exchangeable or convertible securities or other similar rights, agreements or commitments relating to the issuance of capital stock or other equity interests to which the Company or any of the Company Subsidiaries is a party obligating the Company or any of the Company Subsidiaries to (A) issue, transfer or sell any shares in the capital or other equity interests of the Company or any Company Subsidiary or securities convertible into or exchangeable for such shares or equity interests (in each case other than to the Company or a wholly owned Subsidiary of the

Company); (B) grant, extend or enter into any such subscription, option, warrant, put, call, exchangeable or convertible securities or other similar right, agreement or commitment; (C) redeem, repurchase or otherwise acquire any such shares in its capital or other equity interests; or (D) provide any funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Person (other than a Company Subsidiary). All of the issued and outstanding Company Shares are duly authorized, validly issued, fully paid and non-assessable and are free of preemptive rights.

(d) Neither the Company nor any Company Subsidiary has outstanding bonds, debentures, notes or other similar obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.

(e) There are no voting trusts or other agreements or understandings to which the Company or any Company Subsidiary is a party with respect to the voting of the capital stock or other equity interest of the Company or any Company Subsidiary.

(f) As of the Company Capitalization Date, 5,460,212 shares of Company Common Stock were reserved for issuance pursuant to the Company 2000 Executive Stock Option Plan, the Company Stock Plan, the Company 2007 Stock Plan and the Company’s Employees Stock Purchase Plan (the “Company ESPP”). The per Share exercise price for each Company Option that was “materially modified” (within the meaning of Section 409A of the Code) after October 3, 2004, or which vested (in whole or in part) after December 31, 2004, is (or, if no longer existing, was) equal to or greater than the per share fair market value of the underlying Company Shares on the applicable grant date. Each Company Equity Award has been granted, or is currently outstanding, under the Company 2000 Executive Stock Option Plan, the Company Stock Plan, or the Company 2007 Stock Plan and was validly issued and properly approved by the Company Board of Directors (or a committee thereof) in accordance with the applicable equity plan of the Company, applicable Law and NASDAQ rules.

Section 4.3. Corporate Authority.

(a) The Company has all requisite corporate power and authority to enter into this Agreement and to consummate the Transactions, including the Offer and the Merger. The execution and delivery of this Agreement and the consummation of the Transactions have been duly and validly authorized by the Company Board of Directors and no other corporate proceedings on the part of the Company are necessary to authorize the consummation of the Transactions and the performance of the Company’s obligations under this Agreement, except for the filing of the Certificate of Merger with the Secretary of State. On or prior to the date hereof, the Company Board of Directors has (i) determined that the terms of the Offer, the Merger and the other Transactions are fair to, and in the best interests of, the Company and its stockholders, (ii) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement, (iii) adopted and approved the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the Offer, the Merger and the other Transactions upon the terms and subject to the conditions contained herein and (iv) resolved to recommend that the holders of shares of Company Common Stock accept the Offer and tender their shares of Company Common Stock to Acquisition Sub pursuant to the Offer, or, solely in the case that Section 251(h) of the DGCL is inapplicable, adopt the Agreement.

(b) Assuming the Transactions are consummated in accordance with Section 251(h) of the DGCL, no vote of the holders of Company Shares or other capital stock of the Company is necessary to adopt this Agreement and consummate the Merger under applicable Law or the Company Governing Documents.

(c) This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes the valid and binding agreement of Parent and Acquisition Sub, constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, examinership, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought (collectively, the “Enforceability Limitations”).

Section 4.4. Governmental Consents; No Violation.

(a) Other than in connection with or in compliance with (i) the provisions of the DGCL, (ii) the Securities Act, (iii) the Exchange Act, (iv) the HSR Act, (v) any applicable requirements of other Antitrust Laws, and (vi) any applicable requirements of NASDAQ and the Parent Stock Exchange, no authorization, consent or approval of, or filing with, any Governmental Entity is necessary, under applicable Law, for the consummation by the Company of the Transactions, except for such authorizations, consents, approvals or filings that, if not obtained or made, would not have or reasonably be expected to (x) have, individually or in the aggregate, a Company Material Adverse Effect, or (y) prevent or materially delay the Company from consummating the Merger.

(b) The execution and delivery by the Company of this Agreement do not, and, except as described in Section 4.4(a), the consummation of the Transactions and compliance with the provisions hereof will not (i) result in any violation or breach of, or default or change of control (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, modification, cancellation or acceleration of any material obligation or to the loss of a material benefit under any Contract or result in the creation of any Lien upon any of the properties, rights or assets of the Company or any Company Subsidiary, other than Permitted Liens, (ii) conflict with or result in any violation of any provision of the Company Governing Documents or certificate of incorporation or bylaws or equivalent organizational documents of any Company Subsidiary, or (iii) conflict with or violate any Laws applicable to the Company or any of the Company Subsidiaries or any of their respective properties or assets, other than in the case of clauses (i) and (iii), any such violation, conflict, default, termination, cancellation, acceleration, right, loss or Lien that would not have or reasonably be expected to (x) have, individually or in the aggregate, a Company Material Adverse Effect, or (y) prevent or materially delay the Company from consummating the Merger.

Section 4.5. SEC Reports and Financial Statements.

(a) From December 28, 2012 through the date of this Agreement, the Company has filed or furnished all forms, documents and reports required to be filed or furnished prior to the date hereof by it with the SEC (such forms, documents and reports, the “Company SEC Documents”) on a timely basis. As of their respective dates, or, if amended, as of the date of (and giving effect to) the last such amendment, the Company SEC Documents complied in all material respects with the requirements of the Securities Act and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, (i) there are no material outstanding or unresolved written comments from the SEC with respect to the SEC Reports, and (ii) to the knowledge of the Company, none of the Company SEC Reports is subject to ongoing SEC review. No Company Subsidiary is required to file any form, report or other document with the SEC.

(b) The consolidated financial statements (including all related notes and schedules) of the Company included in the Company SEC Documents when filed complied as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto in effect at the time of such filing and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto) in conformity with United States Generally Accepted Accounting Principles (“GAAP”) (except, in the case of the unaudited statements, to the extent permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto). Since January 1, 2013, there has been no change in the Company’s accounting policies or methods of making accounting estimates or changes in estimates that are material to the Company’s financial statements, except as described in the Company SEC Documents or as required by an applicable Governmental Entity. The reserves reflected in the Company’s financial statements are in accordance with GAAP in all material respects and have been calculated in a consistent manner in all material respects.

Section 4.6. Internal Controls and Procedures. The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes Oxley Act of 2002 (the “Sarbanes Oxley Act”). Since January 1, 2013, the Company’s

principal executive officer and its principal financial officer have disclosed to the Company’s auditors and the audit committee of the Company Board of Directors (a) all known significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adverse and materially affect the Company’s ability to record, process, summarize and report financial information and (b) any known fraud.

Section 4.7. No Undisclosed Liabilities. Neither the Company nor any Company Subsidiary has any liabilities of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet of the Company and its consolidated Subsidiaries (or in the notes thereto), except (a) as disclosed, reflected or reserved against in the Company’s consolidated balance sheet (or the notes thereto) as of September 27, 2015 included in the Company SEC Documents filed or furnished on or prior to the date hereof, (b) for liabilities incurred in the ordinary course of business since September 27, 2015, (c) as expressly permitted or contemplated by this Agreement, (d) for liabilities which have been discharged or paid in full in the ordinary course of business, as of the date hereof, and (e) for liabilities which, individually or in the aggregate, would not have or reasonably be expected to have a Company Material Adverse Effect.

Section 4.8. Absence of Certain Changes or Events.

(a) From December 28, 2014 through the date of this Agreement, there has not occurred any event, development, occurrence, or change that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) From December 28, 2014 through the date of this Agreement, except in connection with the Transactions, the business of the Company and its Subsidiaries has been conducted in all material respects in the ordinary course of business consistent with past practice.

Section 4.9. Compliance with Laws; Permits.

(a) The Company and the Company Subsidiaries (i) since January 1, 2013 have been in compliance with and are not in default under or in violation of any Laws applicable to the Company, such Subsidiaries or any of their respective properties or assets, and (ii) since January 1, 2013, have not received any written notice from any Governmental Entity alleging, nor, to the Company’s knowledge, has any Governmental Entity otherwise threatened, that the Company or any of its Subsidiaries is in violation of applicable Law, except, in the case of clauses (i) and (ii), where such non-compliance, default or violation would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company and the Company Subsidiaries are, and at all times since January 1, 2013 have been, in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Entity necessary for the Company and the Company Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Company Permits”) and have made all necessary filings required under applicable Law to conduct their respective businesses, except where the failure to have any of the Company Permits or make any such filings would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All Company Permits have been validly issued and obtained and are in full force and effect, except where the failure to have been validly issued, have been obtained or be in full force and effect would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Notwithstanding anything contained in this Section 4.9, no representation or warranty shall be deemed to be made in this Section 4.9 in respect of the matters referenced in Section 4.4, Section 4.5, Section 4.13, Section 4.14, or Section 4.16, or in respect of environmental, Tax, employee benefits or labor matters.

Section 4.10. Environmental Laws and Regulations. Except for such matters as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (a) the Company and the Company Subsidiaries are now and have been since December 31, 2013 in compliance with all applicable Environmental Laws; (b) since December 31, 2013, neither the Company nor any of the Company Subsidiaries has received any written notice, demand letter, or written request for information alleging that the Company or any of the Company Subsidiaries is in violation of any Environmental Law; (c) neither the Company nor any of the Company Subsidiaries is subject to any order, decree, injunction or agreement with any Governmental Entity, or any indemnity or other agreement with any third party, imposing liability or obligations relating to any Environmental Law or any Hazardous Substance; and (d) the Company has all Environmental Permits necessary for the conduct and operation of its business as now being conducted, and all such Environmental Permits are in good standing.

Section 4.11. Employee Benefit Plans.

(a) For purposes of this Agreement, “Company Benefit Plans” means each employee benefit plan (as defined in Section 3(3) of ERISA) (whether or not such plan is subject to ERISA) and each bonus, stock, stock option or other equity-based compensation arrangement or plan, incentive, deferred compensation, retirement or supplemental retirement, severance, employment, change-in-control, profit sharing, pension, vacation, cafeteria, dependent care, medical care, employee assistance program, education or tuition assistance programs, and each insurance and other similar fringe or employee benefit plan, program or arrangement, in each case sponsored, maintained or contributed to by the Company or any Company Subsidiary for the benefit of current or former employees, directors or other service providers who are natural persons (or any dependent or beneficiary thereof) of the Company or any Company Subsidiary. With respect to each material Company Benefit Plan, the Company has made available to Parent or, in the case of any Company Benefit Plan which is maintained outside of the United States, will make available to Parent within five (5) business days following the date hereof, correct and complete copies of (or, to the extent no such copy exists, a description of), to the extent applicable, (i) all plan documents and amendments thereto; (ii) the most recently filed Form 5500 Annual Report and accompanying schedules; (iii) all material trust agreements, insurance contracts and other funding arrangements; and (iv) the most recently prepared annual financial report, trustee report, audit report, or actuarial report.

(b) Except as would not have, or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) each of the Company Benefit Plans maintained primarily for the benefit of employees, directors or other service providers who are natural persons (or any dependent or beneficiary thereof) located in the United States has been maintained, operated and administered in compliance in accordance with applicable Laws, including, but not limited to, ERISA, the Code and in each case the regulations thereunder; (ii) none of the Company, any Company Subsidiary or any ERISA Affiliate has now or at any time within the previous six (6) years contributed to, sponsored or maintained (or has been required to contribute to, sponsor or maintain) an arrangement that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code; (iii) no Company Benefit Plan provides benefits, including death or medical benefits (whether or not insured), with respect to current or former employees or directors or other service providers of the Company or any Company Subsidiary beyond their retirement or other termination of service, other than (A) coverage mandated by the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or comparable state, local or foreign Law or (B) benefits provided not in excess of six (6) months following retirement or other termination of service under severance arrangements; (iv) no liability under Title IV of ERISA has been incurred by the Company, the Company Subsidiaries or any of their respective ERISA Affiliates that has not been satisfied in full, and no condition exists that would reasonably be expected to cause the Company, the Company Subsidiaries or any of their ERISA Affiliates to incur a liability thereunder; (v) none of the Company, any Company Subsidiary or any ERISA Affiliate has now or at any time within the previous six (6) years contributed to, sponsored or maintained (or has been required to contribute to, sponsor or maintain) a “multiemployer plan” (as such term is defined in Section 3(37) of ERISA) or a plan that has two (2) or more contributing sponsors at least two (2) of whom are not under common control, within the meaning of Section 4063 of ERISA; (vi) all contributions or other amounts payable by the Company, the Company Subsidiaries or any ERISA Affiliate pursuant to each Company Benefit Plan in respect of current or prior plan years have been timely paid or accrued in accordance with GAAP or applicable international accounting standards; and (vii) there are no pending, or to the knowledge of the Company, threatened or anticipated claims, actions, investigations or audits (other than routine claims for benefits) by, on behalf of or against any of the Company Benefit Plans or any trusts related thereto that would result in a material liability.

(c) Except as would not reasonably be expected to result in any material liability to the Company or any of its Subsidiaries: (i) each of the Company Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter or opinion letter as to its qualification, and (ii) to the knowledge of the Company, there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect the qualified status of any such plan. Each such favorable determination letter has been provided or made available to Parent.

(d) Except as required by applicable Law or contemplated by the terms of this Agreement, and as would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect, neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in conjunction with any other event) will (i) result in any payment or benefit (including severance, unemployment compensation, “excess parachute payment” (within the meaning of Section 280G of the Code), forgiveness of Indebtedness or otherwise) becoming due to or for the benefit of any current or former director, employee or other service provider who is a natural person (or their dependents or beneficiaries) of the Company or any Company Subsidiary under any Company Benefit Plan or otherwise, (ii) increase any payments or benefits otherwise payable under any Company Benefit Plan, (iii) result in any acceleration of the time of payment, funding or vesting of any such payments or benefits, or (iv) result in any payment or benefit to any person which would reasonably be expected to constitute an “excess parachute payment” (within the meaning of Section 280G of the Code) or not be deductible under Section 280G of the Code.

(e) Except as would not have, or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Benefit Plan which is maintained outside of the United States (i) has been maintained, operated and funded in all respects conformance with the applicable statutes or governmental regulations and rulings relating to such plans in the jurisdictions in which such Company Benefit Plan is present or operates and, to the extent relevant, the United States, (ii) that is intended to qualify for special Tax treatment meets all requirements for such treatment, and (iii) that is required by Law or applicable Company Benefit Plan to be funded, insured and/or book-reserved is funded, insured and/or book-reserved, as appropriate, based upon reasonable actuarial assumptions.

(f) Each Company Benefit Plan has been maintained and operated in documentary and operational compliance with Section 409A of the Code or an available exemption therefrom, except as would not reasonably be expected to result in material liability to the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary is party to, nor does the Company or any Company Subsidiary have any obligation under, any Company Benefit Plan to compensate any Person for excise Taxes payable pursuant to Section 4999 of the Code or for additional Taxes payable pursuant to Section 409A of the Code.

(g) The Company ESPP has been suspended by the Company prior to the date hereof.

Section 4.12. Labor Matters.

(a) Except as listed in Section 4.12(a) of the Company Disclosure Letter, as of the date hereof, neither the Company nor any Company Subsidiary is a party to, or bound by, any collective bargaining agreement or other Contract with a labor union, labor organization or work council. Except as listed in Section 4.12(a) of the Company Disclosure Letter, as of the date hereof and since January 1, 2013, neither the Company nor any Company Subsidiary is subject to a labor dispute, strike or work stoppage, except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the knowledge of the Company, as of the date hereof and since January 1, 2013, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of the Company or any Company Subsidiary, except for those the formation of which would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There are no grievances currently pending against the Company or any Company Subsidiary pursuant to any collective bargaining agreement or other labor contract; nor are there any unfair labor practice complaints pending, or, to the knowledge of the Company, threatened, against the Company or any Company Subsidiary before the National Labor Relations Board or any court, tribunal or other Governmental Entity, or any current union representation questions involving employees of the Company or any Company Subsidiary.

(b) To the knowledge of the Company, except as would not have or reasonably be expected to have, individually or in the aggregate, a material liability to the Company and its Subsidiaries, no employees of, or service providers to, the Company or any of its Subsidiaries are in violation of any invention assignment agreement, patent disclosure agreement, non-competition agreement, non-solicitation agreement, or any restrictive covenant to a former employer or other third party relating to the right of any such employee or contractor to be employed by the Company or any Subsidiary because of the nature of the business conducted by the Company or any Subsidiary or to the use of trade secrets or proprietary information of others.

Section 4.13. Certain Business Practices.

(a) Since January 1, 2011, none of the Company, the Company Subsidiaries, or any of the Company’s directors or executive officers, in connection with the business of the Company or any Company Subsidiary, or, to the knowledge of the Company, any other employee or third party, in each case, acting on behalf of the Company or any Company Subsidiary, have taken any action in material violation of the Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), the UK Bribery Act 2010, or any other applicable anti-bribery or anti-corruption related Laws (collectively, “Bribery Legislation”).

(b) Since January 1, 2011, neither the Company nor any of any Subsidiary has received any written, or, to the knowledge of the Company, oral communication from any Governmental Entity that alleges or finds that the Company, any Company Subsidiary or any employee or agent thereof is in violation of any Bribery Legislation, including the FCPA.

Section 4.14. Customs and Trade Laws. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Company and Company Subsidiaries is, and at all times since January 1, 2013 has been, in compliance with all applicable Customs and International Trade Laws, and there are no material pending, or to the knowledge of the Company threatened, claims concerning any liability of the Company and the Company Subsidiaries with respect to any false statement or omission made by the Company or any Company Subsidiary related to applicable Customs and International Trade Laws or related to export licenses or other approvals or matters involving any Customs and International Trade Laws matter.

Section 4.15. Tax Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

(a) (i) all Tax Returns that are required to be filed by or with respect to the Company or any of the Company Subsidiaries have been timely filed (taking into account any extension of time within which to file), and all such Tax Returns are true, complete and accurate, and (ii) the Company and the Company Subsidiaries have paid all Taxes due and owing by any of them (whether or not any such Taxes are reflected on any Tax Return), including any Taxes required to be withheld from amounts owing to any employee, creditor, or other third party, in each case, other than any actual or contingent liabilities for Taxes for which adequate reserves have been accrued or otherwise established in accordance with GAAP on the financial statements of the Company and the Company Subsidiaries;

(b) there are no audits, examinations, investigations, claims or other similar actions or proceedings pending or threatened in writing with respect to any Taxes of the Company or any of the Company Subsidiaries;

(c) neither the Company nor any of the Company Subsidiaries has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency;

(d) neither the Company nor any of the Company Subsidiaries has been a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify, in whole or in part, for tax-free treatment under Section 355 of the Code in the two (2) years prior to the date of this Agreement;

(e) none of the Company or any of the Company Subsidiaries is a party to any Tax allocation, sharing, indemnity, or reimbursement agreement or arrangement or has any liability for Taxes of any Person (other than the Company or any of the Company Subsidiaries) under U.S. Treasury Regulation Section 1.1502-6 (or any analogous provision of state, local or foreign Tax Law), or as transferee or successor;

(f) no written claim has been made within the past three (3) years by any Governmental Entity in a jurisdiction where the Company or any of the Company Subsidiaries does not file income or franchise Tax Returns that the Company or such Company Subsidiary is or may be required to file such income or franchise Tax Returns in that jurisdiction or that the Company or such Company Subsidiary is or may be subject to income or franchise taxation (including obligations to withhold amounts in respect of Tax) by that jurisdiction;

(g) no private letter rulings, technical advice memoranda, or similar agreements or rulings that would bind the Company or any of the Company Subsidiaries following the Effective Time have been requested, entered into, or issued by any Governmental Entity with respect to the Company or any of the Company Subsidiaries;

(h) the Company and each of the Company Subsidiaries have complied in all material respects with all terms and conditions of any Tax exemption, Tax holiday or other Tax reduction or Tax incentive agreement, arrangement or order entered into with any Governmental Entity;

(i) there are no Liens for Taxes upon any assets of the Company or any of the Company Subsidiaries, except for Permitted Liens; and

(j) neither the Company nor any of the Company Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

Section 4.16. Investigation; Litigation. As of the date hereof, (a) there is no investigation or review pending (or, to the knowledge of the Company, threatened) by any Governmental Entity with respect to the Company or any Company Subsidiary or any of their respective properties, rights or assets, and (b) there are no claims, actions, suits or proceedings pending (or, to the knowledge of the Company, threatened) against the Company or any Company Subsidiary or any of their respective properties, rights or assets before, and there are no orders, judgments or decrees of, any Governmental Entity, which, in the case of clause (a) or (b), would have or reasonably be expected to (i) have, individually or in the aggregate, a Company Material Adverse Effect or (ii) prevent or materially delay the Company from consummating the Merger.

Section 4.17. Intellectual Property.

(a) Section 4.17(a) of the Company Disclosure Letter sets forth all material (i) issued patents and pending patent applications, (ii) trademark and service mark registrations and applications for registration thereof, (iii) copyright registrations and applications for registration thereof, (iv) mask work registrations and applications for registration thereof, in each case that are owned by the Company or any Company Subsidiary as of the date of this Agreement. With respect to each of the foregoing items of Intellectual Property, (A) the Company and/or one or more of the Company Subsidiaries are the sole owners and possess all right, title, and interest in and to such item, free and clear of any Lien, except for Permitted Liens; (B) such item is not subject to any outstanding injunction, judgment, order, decree or ruling; and (C) no lawsuit, claim, complaint, action, formal investigation or proceeding before or by any Governmental Entity of which the Company has received notice is pending or, to the knowledge of the Company, threatened that challenges the legality, validity, enforceability, registrations, or Company’s ownership of such item; except to the extent that the failure of any of the foregoing clauses (A), (B) or (C) to be true and correct would not have or reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company or the Company Subsidiaries own or have the valid right or license to use and exploit all Intellectual Property used or exploited by, and material to, the business of the Company and the Company Subsidiaries, free and clear of any Liens other than Permitted Liens; provided, that no representation and warranty is made in this Section 4.17(b) as to the non-infringement of any Intellectual Property of any other Person.

(c) To the knowledge of Company, each Material Contract under which the Company or any Company Subsidiary licenses from a third party material Intellectual Property that is currently used by the Company or such Company Subsidiary in the conduct of its business (such agreements being referred to as “Company License-In Agreements”) (i) is in full force and effect; and (ii) is not the subject of a claim of material breach by the Company or any Company Subsidiary of any such Company License-In Agreement, except to the extent that the failure of any of the foregoing clauses (i) or (ii) to be true and correct would not have or reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect.

(d) Except as set forth in Section 4.17(d) of the Company Disclosure Letter, neither the Company nor any of the Company Subsidiaries have received any written complaint, claim, demand, or notice during the past six (6) years alleging any infringement or misappropriation of third-party Intellectual Property. To the knowledge of the Company, neither the Company nor any of the Company Subsidiaries have infringed, misappropriated or violated in any material respect any material Intellectual Property of any third party in the past six (6) years.

(e) To the knowledge of the Company, the execution and delivery by the Company of this Agreement do not, and the consummation of the Transactions and compliance with the provisions hereof will not result in the Parent or any Parent Subsidiaries, other than the Surviving Corporation and its Subsidiaries, becoming a party to or bound by any decree, judgment, order, arbitral award, or agreement that would require the Parent or any Parent Subsidiaries, other than the Surviving Corporation and its Subsidiaries, to grant to any third party any material license, covenant not to sue, immunity or other right with respect to any material Intellectual Property or, to the knowledge of the Company, that affects the terms and conditions under which any such license, covenant, immunity or other right is or must be granted.

(f) The Company and the Company Subsidiaries use commercially reasonable efforts to protect and preserve its rights in any material Intellectual Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all employees and independent contractors (“Creators”) who create or contribute to material Intellectual Property owned by the Company or any Company Subsidiary has validly assigned to the Company or a Company Subsidiary in writing all of their rights, title and interest therein that did not initially vest with Company or any of its Subsidiaries by operation of law. As of the expiration date of the Offer, all material payments that were required to have been made to Creators under applicable Laws, the Company’s or the Company Subsidiaries’ agreements with such Creators, or the Company’s and the Company Subsidiaries’ policies with respect to inventions (“Invention Policies”), that are due and payable prior to the expiration of the Offer, have been fully and timely paid or accrued and there are no material unresolved claims by any Creators with respect to the forgoing.

(g) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the knowledge of the Company, the software owned or developed by the Company or any Company Subsidiary does not incorporate, and is not integrated with, or, linked to any open source software in such a manner that requires the Company or any Company Subsidiary to distribute or make publicly available any material proprietary source code for such software owned or developed by the Company or any Company Subsidiary or grant any license under patents to any party not in privity with the Company or Company Subsidiaries.

(h) To the knowledge of the Company, it is in compliance with any intellectual property rights obligations of the standards-setting organizations and special interest groups in which the Company or any Company Subsidiaries are participants. To the knowledge of the Company, none of its material patents has been declared a standard essential patent.

Section 4.18. Tangible Personal Property. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and the Company Subsidiaries are in possession of and have good title to, or valid leasehold interests in or valid rights under contract to use, the machinery, equipment, furniture, fixtures and other tangible personal property and assets owned, leased or used by the Company or the Company Subsidiaries, free and clear of all Lien, other than Permitted Liens. No representation or warranty is made under this Section 4.18 with respect to any real property, intellectual property or intellectual property rights.

Section 4.19. Real Property.

(a) Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, either the Company or a Company Subsidiary has good and valid title (subject to no Liens other than Permitted Liens) to the real property disclosed in the Company SEC Documents as owned by the Company or any Company Subsidiary (the “Owned Real Property”).

(b) Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each lease, sublease and other agreement under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy any material real property at which the material operations of the Company and its Subsidiaries are conducted as of the date hereof (the “Company Leased Real Property”), is valid, binding and in full force and effect, subject to the Enforceability Limitations and (ii) no uncured default of a material nature on the part of the Company or, if applicable, its Subsidiary or, to the knowledge of the Company, the landlord thereunder exists with respect to any Company Leased Real Property. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries has a good and valid leasehold interest in or contractual right to use or occupy, subject to the terms of the lease, sublease or other agreement applicable thereto, the Company Leased Real Property, free and clear of all Liens, except for the Permitted Liens.

Section 4.20. Material Contracts.

(a) Except for this Agreement, Section 4.20 of the Company Disclosure Letter contains a complete and correct list, as of the date of this Agreement, of each Contract described below in this Section 4.20(a) under which the Company or any Company Subsidiary has any current or future rights, responsibilities, obligations or liabilities (in each case, whether contingent or otherwise) or to which any of their respective properties or assets is subject, in each case as of the date of this Agreement other than Company Benefit Plans (all Contracts of the type described in this Section 4.20(a) being referred to herein as the “Material Contract”):

(i) any Contract that (A) limits, curtails or restricts the ability of the Company or any Company Subsidiary to (x) compete or conduct activities in any geographic area or line of business with any Person or (y) use or enforce any Intellectual Property, or (B) includes any “most favored nation”, exclusive marketing, right of first refusal, first offer or first negotiation or other exclusive rights of any type or scope or that otherwise restrict the Company or any Company Subsidiary (or, upon completion of the Offer and the Merger, would restrict Parent or any of its Subsidiaries from engaging or competing in any line of business or in any geographic area), in the case of clauses (A) and (B) that would reasonably be expected to be material to the operations of the Company and Company Subsidiaries, taken as a whole;

(ii) each acquisition or divestiture Contract or licensing agreement that contains representations, covenants, indemnities or other obligations (including “earnout” or other contingent payment obligations) that would reasonably be expected to result in the receipt or making of future payments in excess of $7,500,000;

(iii) any Contract (excluding licenses for commercial off the shelf computer software that are generally available on nondiscriminatory pricing terms) under which the Company or any Company Subsidiary is granted any license, option or other right (including a covenant not to be sued or right to enforce or prosecute any patents) with respect to any Intellectual Property of a third party, or under which any third party is granted any license, option or other right (including a covenant not to be sued or right to enforce or prosecute any patents) with respect to any Intellectual Property of the Company or any Company Subsidiary, in each case, which Contract is material to the Company and the Company Subsidiaries, taken as a whole;

(iv) any Contract providing for indemnification, contribution or any guaranty in an amount that is material to the Company and the Company Subsidiaries, taken as a whole;

(v) any Contract under which the Company or any Company Subsidiary grants or agrees to grant a license under all or substantially all of the patents of the Company and the Company Subsidiaries;

(vi) any material Contract with a Major Customer or Major Supplier;

(vii) any Contract with any Governmental Entity that is material to the conduct of the business of the Company or any of the Company Subsidiaries taken as a whole;

(viii) each Contract not otherwise described in any other subsection of this Section 4.20(a) pursuant to which the Company or any Company Subsidiary is obligated to pay, or entitled to receive, payments in excess of $10,000,000 in the twenty-four (24)-month period following the date hereof, which cannot be terminated by the Company or such Company Subsidiary on less than sixty (60) days’ notice without material payment or penalty;

(ix) each Contract relating to outstanding Indebtedness of the Company or the Company Subsidiaries for borrowed money, any indenture or any financial guaranty thereof (whether incurred, assumed, guaranteed or secured by any asset) other than (A) Contracts solely among the Company and any wholly owned Company Subsidiary and (B) any Contracts relating to Indebtedness explicitly filed with the SEC in the Company SEC Documents on its Electronic Data Gathering Analysis and Retrieval System;

(x) each material Contract that provides for or relates to interest rate derivatives, currency derivatives or other derivatives;

(xi) each Contract between the Company or any Company Subsidiary, on the one hand, and any officer, director or affiliate (other than a wholly owned Company Subsidiary) of the Company or any Company Subsidiary or any of their respective “associates” or “immediate family” members (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act), on the other hand, including any Contract pursuant to which the Company or any Company Subsidiary has an obligation to indemnify such officer, director, affiliate or family member, but not including any Company Benefit Plans;

(xii) any material joint venture, strategic alliance, joint development or partnership agreement;

(xiii) any collective bargaining agreement or other Contract with any labor union, labor organization or work council;

(xiv) (A) all employment Contracts of those employees and managers that received from the Company or any Company Subsidiary annual compensation (including base salary, commissions, and annual or other periodic or project bonuses) in excess of $150,000 paid through the date of this Agreement for fiscal year 2015, and (B) all consulting Contracts for those consultants that received from the Company or any Company Subsidiary annual compensation in excess of $150,000 paid through the date of this Agreement for fiscal year 2015 (provided that references to such Contracts have been made completely anonymous for those employees, managers or consultants based in jurisdictions where this is required under applicable data privacy/protection Laws); and

(xv) any Contract not otherwise described in any other subsection of this Section 4.20(a) that would constitute a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with respect to the Company.

(b) Neither the Company nor any Company Subsidiary is in breach of or default under the terms of any Material Contract where such breach or default would have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the knowledge of the Company, as of the date hereof, no other party to any Material Contract is in breach of or default (and no event has occurred or condition or circumstance exists that would, with or without notice or lapse of time, would reasonably be expected to result in a breach of default) under the terms of any Material Contract where such breach or default would have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Material Contract is a valid and binding obligation of the Company or the Company Subsidiary which is party thereto and, to the knowledge of the Company, of each other party thereto, enforceable against each such Person in accordance with its terms, and is in full force and effect, subject to the Enforceability Limitations.

Section 4.21. Customers and Suppliers. Section 4.21 of the Company Disclosure Letter sets forth the names of the 10 largest customers of the Company and its Subsidiaries as measured by revenue for the twelve-month period ended on September 27, 2015 (such customers collectively, “Major Customers”) and the 10 largest suppliers of products or services to the Company and its Subsidiaries as measured by expense for the twelve-month period ended on September 27, 2015 (such suppliers collectively, “Major Suppliers”). To the knowledge of the Company, neither the Company nor any of the Company Subsidiaries (a) have been notified in writing of any material dispute with any Major Customer or Major Supplier, or (b) have been notified in writing by any Major Customer or Major Supplier that it intends or is threatening to terminate or otherwise materially and adversely alter the terms of its business with the Company or any of the Company Subsidiaries.

Section 4.22. Insurance. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date hereof, (a) all current, material insurance policies of the Company and the Company Subsidiaries are in full force and effect and are valid and enforceable and cover against the risks as are customary in all material respects for companies of similar size in the same or similar lines of business and are sufficient to comply with all applicable Laws, (b) all premiums due thereunder have been paid, (c) no claim for coverage pending under any such policies has been denied by an insurer, and (d) neither the Company nor any of the Company Subsidiaries is in breach or default of such policies or has taken any action or failed to take any action which, with notice or lapse of time or both, would constitute a breach or default or permit termination or modification of any such insurance policies. Neither the Company nor any of the Company Subsidiaries has received notice of cancellation or termination with respect to any material third party insurance policies (other than in connection with normal renewals of any such insurance policies) where such cancellation or termination would have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.23. Information Supplied. The information relating to the Company and the Company Subsidiaries to be contained in the Offer Documents and the Schedule 14D-9 will not, on the date the Offer Documents and the Schedule 14D-9 (and any amendment or supplement thereto) are first mailed to the stockholders of the Company contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading. The Schedule 14D-9 will comply in all material respects as to form with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. Notwithstanding the foregoing provisions of this Section 4.23, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the Offer Documents or the Schedule 14D-9 that were not supplied by or on behalf of the Company.

Section 4.24. Opinions of Financial Advisor. The Company Board of Directors has received from Goldman, Sachs & Co. an opinion to the effect that, as of the date of such opinion and based upon and subject to the qualifications, assumptions and limitations set forth therein, the Merger Consideration to be paid to the holders of Company Common Stock (other than Parent and its affiliates) is fair, from a financial point of view, to such holders.

Section 4.25. State Takeover Statutes. Assuming the accuracy of Parent’s representations and warranties in the first sentence of Section 5.9, (i) the Company Board of Directors has taken all action necessary to render inapplicable to this Agreement and the Transactions Section 203 of the DGCL and any similar provisions in the Company Governing Documents or any other Takeover Statute (to the extent it has authority under such other Takeover Statutes) and (ii) to the knowledge of the Company, no other Takeover Statute is applicable to the Transactions.

Section 4.26. Finders and Brokers. Other than Goldman, Sachs & Co., neither the Company nor any Company Subsidiary has employed any investment banker, broker or finder in connection with the Transactions who might be entitled to any fee or any commission in connection with this Agreement or upon consummation of the Offer and the Merger. A true and correct copy of the Company’s engagement letter with Goldman, Sachs & Co. relating to the Transactions has been made available to Parent on or prior to the date of this Agreement subject to customary redactions.

Section 4.27. No Other Representations. Except for the representations and warranties expressly set forth in this Article IV, none of the Company or any the Company Subsidiaries nor any other Person on behalf of the Company makes any express or implied representation or warranty (and there is and has been no reliance by Parent, Acquisition Sub or any of their respective affiliates or Representatives on any such representation or warranty) with respect to the Company, its Subsidiaries or their respective businesses or with respect to any other information provided, or made available (including in certain “data rooms” or management presentations), to Parent, Acquisition Sub or their respective affiliates or Representatives in connection with the Transactions, including the accuracy or completeness thereof. Except for the representations and warranties contained in Article V, the Company acknowledges that neither Parent nor any Representative of Parent makes, and the Company acknowledges that it has not relied upon or otherwise been induced by, any other express or implied representation or warranty with respect to Parent or with respect to any other information provided or made available to the Company in connection with the Transactions, including any information, documents, projections, forecasts or other material made available to the Company or to the Company’s Representatives in expectation of the Transactions.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

OF PARENT AND ACQUISITION SUB

Except as disclosed in the Parent SEC Documents (but excluding any forward looking disclosures set forth in any “risk factors” section, any disclosures in any “forward looking statements” Section and any other disclosures included therein to the extent they are predictive or forward looking in nature) where the applicability of such disclosure as an exception to a particular representation is reasonably apparent on the face of such disclosure or in the disclosure letter delivered by Parent to the Company immediately prior to the execution of this Agreement (the “Parent Disclosure Letter”), Parent and Acquisition Sub jointly and severally represent and warrant to the Company as set forth below.

Section 5.1. Qualification, Organization, Subsidiaries, etc.

(a) Each of Parent, Acquisition Sub and the Parent Subsidiaries is a legal entity duly organized, validly existing and, where such concept is recognized, in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or, where relevant, in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Parent has filed with the SEC, prior to the date of this Agreement, complete and accurate copies of the charter and bylaws of Parent as amended to the date hereof (the “Parent Governing Documents”). The Parent Governing Documents are in full force and effect and Parent is not in violation of the Parent Governing Documents.

(b) All the issued and outstanding shares of capital stock of, or other equity interests in, each Parent Subsidiary have been validly issued and are fully paid and nonassessable and are wholly owned, directly or indirectly, by Parent free and clear of all Liens, other than Parent Permitted Liens.

Section 5.2. Corporate Authority.

(a) Parent and Acquisition Sub have all requisite corporate or similar power and authority to enter into this Agreement and, to consummate the Transactions, including the Offer and the Merger. The execution and delivery of this Agreement and the consummation of the Transactions have been duly and validly authorized by all necessary corporate action of Parent and Acquisition Sub and no other corporate proceedings on the part of Parent or any Parent Subsidiary are necessary to authorize the consummation of the Transactions and the performance of Parent’s or Acquisition Sub’s respective obligations under this Agreement.

(b) This Agreement has been duly and validly executed and delivered by Parent and Acquisition Sub and, assuming this Agreement constitutes the valid and binding agreement of the Company, constitutes the valid and binding agreement of Parent and Acquisition Sub, enforceable against Parent and Acquisition Sub in accordance with its terms, subject to the Enforceability Limitations.

Section 5.3. Governmental Consents; No Violation.

(a) Other than in connection with or in compliance with (i) the DGCL, (ii) the Securities Act, (iii) the Exchange Act, (iv) the HSR Act, (v) any applicable requirements of other Antitrust Laws, and (vi) any applicable requirements of NASDAQ and the Parent Stock Exchange, no authorization, consent or approval of, or filing with, any Governmental Entity is necessary, under applicable Law, for the consummation by Parent and

Acquisition Sub of the Transactions, except for such authorizations, consents, approvals or filings that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) The execution and delivery by Parent and Acquisition Sub of this Agreement do not, and, except as described in Section 5.3(a), the consummation of the Transactions and compliance with the provisions hereof will not (i) result in any violation or breach of, or default or change of control (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, modification, cancellation or acceleration of any material obligation or to the loss of a material benefit under any material Contract, loan, guarantee of Indebtedness or credit agreement, note, bond, mortgage, indenture, lease, permit, concession, franchise or right binding upon Parent or any Parent Subsidiary or result in the creation of any Lien upon any of the properties, rights or assets of Parent or any Parent Subsidiary, other than Permitted Liens, (ii) conflict with or result in any violation of any provision of the Parent Governing Documents or (iii) conflict with or violate any Laws applicable to Parent or any Parent Subsidiaries or any of their respective properties or assets, other than in the case of clauses (i) and (iii), any such violation, conflict, default, termination, cancellation, acceleration, right, loss or Lien that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.4. Compliance with Law. Parent and each of Parent’s Subsidiaries are in compliance with and are not in default under or in violation of any Laws, applicable to Parent, such Subsidiaries or any of their respective properties or assets, except where such non-compliance, default or violation would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.5. Absence of Litigation. As of the date of this Agreement, there is no lawsuit, claim, complaint, action, formal investigation or proceeding before or by any Governmental Entity or arbitral tribunal pending, or to the knowledge of Parent, threatened against either Parent or Acquisition Sub which seeks to, or would reasonably be expected to, individually or in the aggregate, materially impair the ability of Parent or Acquisition Sub to consummate the Merger or any of the other Transactions.

Section 5.6. Information Supplied. The information relating to Parent, the Parent Subsidiaries, and Acquisition Sub to be contained in the Offer Documents and the Schedule 14D-9 will not, on the date the Offer Documents and the Schedule 14D-9 (and any amendment or supplement thereto) are first mailed to stockholders of the Company contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading. The Offer Documents will comply in all material respects as to form with the requirements of both the Exchange Act and the Securities Act and the rules and regulations promulgated thereunder. Notwithstanding the foregoing provisions of this Section 5.6, no representation or warranty is made by Parent with respect to information or statements made or incorporated by reference in the Offer Documents or the Schedule 14D-9 which were not supplied by or on behalf of Parent.

Section 5.7. Availability of Financing.

(a) Parent and Acquisition Sub will have available to them at the Acceptance Time and at the Closing, all funds necessary to consummate the Transactions and satisfy all of their obligations hereunder, including the payment of the aggregate Offer Price and aggregate Merger Consideration and the obligations of Parent pursuant to Section 3.4, and to pay any fees and expenses of or payable by Parent, Acquisition Sub, and the Surviving Corporation (the “Aggregate Cash Amount”). In no event shall the receipt or availability of any funds or financing by Parent or Acquisition Sub or any other financing or other transactions be a condition to any of Parent’s or Acquisition Sub’s obligations hereunder.

(b) Parent is a party to and has accepted a fully executed commitment letter dated November 18, 2015 (attached hereto as Exhibit A, and together with the fee letters referred to in the following sentence, the “Debt Commitment Letter”) from the financial institution or institutions identified therein (in their capacity as such, the “Debt Providers”) pursuant to which the Debt Providers have agreed to provide, subject to the terms and conditions therein, debt financing in the amounts set forth therein (the “Debt Financing”). Parent has delivered to the Company true, complete and correct copies of the executed Debt Commitment Letter and any fee letters related thereto, subject, in the case of such fee letters, to redaction solely of fee and other economic provisions that are customarily redacted in connection with transactions of this type and that could not in any event affect the availability or amount of the Debt Financing. As of the date hereof, the Debt Commitment Letter has not been amended or modified, the respective obligations and commitments contained in such letter have not been withdrawn or rescinded in any respect, and to the knowledge of Parent, no such amendment, modification, withdrawal, or rescission is contemplated. The existence or exercise of the “flex” provisions contained in the fee letters delivered to the Company with respect thereto shall not constitute an amendment or modification of the Commitment Letter. Parent or Acquisition Sub has fully paid any and all commitment fees or other fees in connection with the Commitment Letter that are payable on or prior to the date hereof and will pay in full any such amounts due on or before the Closing Date.

(c) As of the date hereof, the Debt Commitment Letter is in full force and effect and are the valid, binding and enforceable obligations of Parent and Acquisition Sub and, to the knowledge of Parent, the other parties thereto, subject to Enforceability Limitations. As of the date hereof, to the knowledge of Parent, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a failure to satisfy a condition by Parent or a default or breach on the part of Parent or Acquisition Sub or any other parties thereto under the Debt Commitment Letter. As of the date hereof, Parent is not aware of any fact, occurrence or condition that makes any of the assumptions or statements set forth in the Debt Commitment Letter inaccurate in any material respect, nor does it have any reason to believe that any of the conditions to the Debt Financing will not be satisfied on or prior to the Closing Date or that the Debt Financing will not be available to Parent or Acquisition Sub on or before the date of the Closing; provided that Parent is not making any representation regarding the accuracy of the representations and warranties set forth in Article IV or compliance by the Company with its obligations hereunder. The Debt Commitment Letter contains all of the conditions precedent to the obligations of the Debt Providers to make the Debt Financing available to Parent on the terms therein, and there are no other conditions to the funding of the full amount of the Debt Financing or contingencies that would permit the Debt Providers to reduce the total amount of the Debt Financing, including any condition or other contingency relating to the availability of the Debt Financing pursuant to any “flex” provision. As of the date hereof, there are no side letters, understandings, arrangements, or Contracts (other than the Debt Commitment Letter) between Parent or any of its affiliates and any of the Debt Providers or their respective affiliates related to the Debt Financing, except for any customary engagement letters in respect of the Debt Financing that do not impact the availability, conditionality or amount of the Debt Financing.

(d) The Debt Financing, when funded in accordance with the Debt Commitment Letter, together with the funds available to Parent, will provide Parent with cash proceeds at the Acceptance Time and on the Closing Date sufficient to pay the Aggregate Cash Amount.

Section 5.8. Finders and Brokers. Other than Deutsche Bank Securities, Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, neither Parent nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the Transactions who might be entitled to any fee or any commission in connection with this Agreement or upon consummation of the Offer and the Merger.

Section 5.9. Stock Ownership. Parent is not, nor at any time for the past three (3) years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL. Neither Parent nor any Parent Subsidiary directly or indirectly owns, and at all times for the past three (3) years, neither Parent nor any Parent Subsidiary has owned, beneficially or otherwise, any Company Shares.

Section 5.10. No Acquisition Sub Activity. Since the date of Acquisition Sub’s formation, Acquisition Sub has not engaged in any activities other than in connection with its formation and this Agreement and the Transactions.

Section 5.11. No Vote of Parent Stockholders. No vote of the stockholders of Parent or the holders of any other securities of Parent (equity or otherwise) is required by any applicable Law, Parent Governing Documents or the applicable rules of any exchange on which securities of Parent are traded, in order for Parent to consummate the Transactions.

Section 5.12. Solvency. As of the Closing Date, immediately after giving effect to the consummation of the transactions contemplated by this Agreement (including the Debt Financing), and assuming (i) the accuracy in all material respects of the representations and warranties of the Company contained in Article IV and (ii) the performance in all material respects by the Company of its obligations hereunder:

(a) neither the Parent and its Subsidiaries on a consolidated basis nor the Surviving Corporation and its Subsidiaries on a consolidated basis are insolvent (whether because its financial condition is such that the sum of its debts is greater than the fair market value of its assets or because the fair saleable value of its assets is less than the amount required to pay its probable liability on its existing debts as they mature, or otherwise);

(b) each of Parent and its Subsidiaries on a consolidated basis taken as a whole and the Surviving Corporation and its Subsidiaries on a consolidated basis taken as a whole do not have unreasonably small capital with which to engage in its business; and

(c) each of Parent and its Subsidiaries taken as a whole and the Surviving Corporation and its Subsidiaries taken as a whole will be able to pay their liabilities as they mature.

Section 5.13. No Other Representations. Except for the representations and warranties expressly set forth in this Article V, none of Parent or Acquisition Sub nor any other Person on behalf of Parent or Acquisition Sub makes any express or implied representation or warranty (and there is and has been no reliance by the Company or any of its affiliates or Representatives on any such representation or warranty) with respect to Parent, Acquisition Sub or their respective businesses or with respect to any other information provided, or made available, to the Company or its affiliates or Representatives in connection with the Transactions, including the accuracy or completeness thereof. Except for the representations and warranties contained in Article IV, Parent acknowledges that neither the Company nor any Representative of the Company makes, and Parent acknowledges that it has not relied upon or otherwise been induced by, any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or with respect to any other information provided or made available to Parent in connection with the Transactions, including any information, documents, projections, forecasts or other material made available to Parent or to Parent’s Representatives in expectation of the Transactions.

ARTICLE VI

COVENANTS RELATING TO CONDUCT OF BUSINESS

PENDING THE MERGER

Section 6.1. Conduct of Business by the Company Pending the Closing.

(a) The Company agrees that between the date of this Agreement and the Effective Time or the date, if any, on which this Agreement is validly terminated pursuant to Section 9.1, except (i) as set forth in Section 6.1(a) of the Company Disclosure Letter, (ii) as expressly permitted or required by this Agreement, (iii) as required by Law or (iv) as consented to in writing (including via email) by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause each Company Subsidiary to, conduct its business in all material respects in the ordinary course of business consistent with past practice, including by using commercially reasonable efforts to preserve intact its and their present business organizations and to preserve its and their present relationships with customers, suppliers and other Persons with whom it and they have material business relations.

(b) Without limiting the generality of the foregoing, except as set forth in Section 6.1(b) of the Company Disclosure Letter or as otherwise required by this Agreement, from the date of this Agreement until the Effective Time, unless Parent otherwise consents in writing (which consent shall not be unreasonably withheld, delayed or conditioned), the Company shall not, nor shall the Company permit any of its Subsidiaries to:

(i) authorize, declare or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, assets, shares or other) or enter into any agreement with respect to the voting of its capital stock, except dividends or distributions by any Company Subsidiary to the Company or to any wholly owned Company Subsidiary;

(ii) split, combine, reduce or reclassify any of its capital stock, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock, except for any such transaction by a wholly owned Company Subsidiary which remains a wholly owned Company Subsidiary after consummation of such transaction;

(iii) except as provided in this Agreement, required by applicable Law or any Company Benefit Plan in effect on the date hereof, (A) increase the compensation or benefits payable or to become payable to, or for the benefit of, any of its current or former directors, officers, employees or other service providers who are natural persons, (B) enter into, amend or modify any employment, severance, change-in-control, termination or retention agreement with, or for the benefit of, any of its current or former directors, officers, employees or other service providers who are natural persons, (C) establish, adopt, enter into, amend or terminate any Company Benefit Plan, (D) take any action to accelerate any payment or benefit, or the funding of any payment or benefit, payable or to become payable to, or for the benefit of, any of its directors, employees or other service providers who are natural persons, other than in the ordinary course of business consistent with past practice, (E) establish, enter into, adopt or amend any works council, collective bargaining or similar labor-related agreement or make any commitment to incur any liability to any labor organization, except as required by applicable Law, (F) hire, elect, appoint or terminate any director or officer, or (G) except as publicly announced prior to the date hereof, announce, implement or effect any material reduction in labor force, lay-off, early retirement program or other effort concerning termination of employment of employees of the Company or any Company Subsidiary (other than routine employee terminations in the ordinary course of business);

(iv) make any material change in financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP, applicable Law or SEC policy;

(v) make, change or rescind any material election relating to Taxes, change any material method of Tax accounting, or enter into any Tax allocation, sharing or indemnity agreement or closing agreement relating to, or consent to any extension or waiver of the limitations period applicable to any claim or assessment in respect of, Taxes;

(vi) enter into agreements providing for, or consummate, any acquisitions of an equity interest in or a material portion of the assets of any Person or any business or division thereof, or any mergers, consolidations or business combinations, except for transactions between the Company and a wholly owned Company Subsidiary or between wholly owned Company Subsidiaries, or enter into any new line of business that is material to the Company and the Company Subsidiaries, taken as a whole;

(vii) amend the Company Governing Documents or equivalent organizational documents of any Company Subsidiary or restructure, reorganize, dissolve or liquidate the Company or any Company Subsidiary;

(viii) issue, deliver, grant, sell, pledge, dispose of or encumber, or authorize the issuance, delivery, grant, sale, pledge, disposition or encumbrance of, any shares in its capital stock, voting securities or other equity interest in the Company or any Company Subsidiary or any securities convertible into or exchangeable for any such shares, voting securities or equity interest, or any rights, warrants or options to acquire any such shares in its capital stock, voting securities or equity interest or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock-based performance units or take any action to cause to be exercisable any otherwise unexercisable Company Equity Award (except as otherwise provided by the express terms of any Company Equity Award outstanding on the date hereof), other than (i) issuances of Company Shares in respect of any exercise of Company Options outstanding on the date hereof or the vesting or settlement of Company Equity Awards outstanding on the date hereof, (ii) issuances or grants of Company Equity Awards that, with respect to each such Company Equity Award, cover 25% of the number of Company Shares that would be covered thereby if made in the ordinary course of business consistent with past practice (provided that in any event the aggregate value of the Company Shares covered by all such issuances or grants (assuming maximum performance where applicable) shall not exceed $10,000,000 based on the fair market value of a Company Share on the grant date applicable to the applicable Company Equity Award and the Company and the Company Subsidiaries shall not commence an offering period or issue or grant purchase rights under the Company ESPP), (iii) sales of Company Shares pursuant to the exercise of Company Options if necessary to effectuate an optionee direction upon exercise or pursuant to the settlement of Company Equity Awards in order to satisfy Tax withholding obligations, or (iv) transactions between the Company and a wholly owned Company Subsidiary or between wholly owned Company Subsidiaries;

(ix) directly or indirectly, purchase, redeem or otherwise acquire any shares in its capital or other equity interests or any rights, warrants or options to acquire any such shares in its capital or equity interests, except for (A) acquisitions of Company Shares tendered by holders of Company Equity Awards in order to satisfy obligations to pay the exercise price and/or Tax withholding obligations with respect thereto, (B) the acquisition by the Company of Company Equity Awards in connection with the forfeiture of such awards and (C) transactions between the Company and a wholly owned Company Subsidiary or between wholly owned Company Subsidiaries;

(x) redeem, repurchase, prepay (other than prepayments of revolving loans, including borrowings under the Credit Agreement), defease, incur, assume, endorse, guarantee or otherwise become liable for or modify the terms of any Indebtedness for borrowed money or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise), except for (i) Indebtedness for borrowed money at any time incurred by the Company or any of the Company Subsidiaries under the Credit Agreement, and (ii) the making, incurrence or repayment of intercompany Indebtedness;

provided that nothing contained herein shall prohibit the Company and the Company Subsidiaries from making guarantees or obtaining letters of credit or surety bonds in the ordinary course of business consistent with past practice (including in respect of obligations under hedging transactions incurred in the ordinary course of business), drawing on existing working capital credit facilities, including the Credit Agreement, or engaging in hedging transactions in the ordinary course of business;

(xi) make any loans, advances or capital contributions to any other Person, except for loans among the Company and the Company Subsidiaries or among the Company Subsidiaries;

(xii) sell, lease, license, transfer, exchange, swap, abandon, allow to lapse, or otherwise dispose of, or subject to any Lien (other than Permitted Liens), any of its Intellectual Property or other material properties or assets (including shares in the capital of its or the Company Subsidiaries), except (A) pursuant to existing agreements in effect prior to the execution of this Agreement, (B) sales of inventory, or dispositions of obsolete or worthless equipment, in the ordinary course of business consistent with past practice, (C) such transactions with neither a fair market value of the assets or properties nor an aggregate purchase price that exceeds $500,000 individually or $1,000,000 in the aggregate and (D) for transactions among the Company and its wholly owned Company Subsidiaries or among wholly owned Company Subsidiaries;

(xiii) discharge, pay, compromise or settle any claim, litigation, investigation or proceeding, in each case made or pending by or against the Company or any of the Company Subsidiaries (including any claim for Taxes or any compromise or settlement with respect to matters in which any of them is a plaintiff), or any of their officers and directors in their capacities as such, other than the compromise or settlement of claims, litigation, investigations or proceedings that: (A) are for an amount (in excess of insurance proceeds) not to exceed, for any such compromise or settlement, either (x) $100,000 individually or $1,000,000 in the aggregate, or (y) amounts reserved for the applicable matter on the balance sheet of the Company as of September 27, 2015, (B) does not impose any equitable or injunctive relief or actions that would have an adverse effect on the operations of the Company and the Company Subsidiaries and (C) does not provide for the license of any Intellectual Property rights;

(xiv) enter into, as tenant or subtenant, any lease of real property, under which the rent to be charged exceeds $500,000 for any twelve (12)-month period (other than any renewals of Leased Real Property);

(xv) except (A) in the ordinary course of business consistent with the past practice, or (B) in accordance with the Company’s budget described on Section 6.1(b)(xiv) of the Company Disclosure Letter, make any new capital expenditure or expenditures, or commit to do so;

(xvi) enter into any Contracts (A) under which the Company or any Company Subsidiary grants or agrees to grant to any third party any assignment, license, release, immunity or other right with respect to any material Intellectual Property, (B) under which the Company or any Company Subsidiary establishes with any third party a joint venture, strategic relationship, or partnership pursuant to which the Company or Company Subsidiary agrees to develop or create (whether jointly or individually) any material Intellectual Property, products or services; or (C) that will cause or require (or purport to cause or require) the Surviving Corporation or Parent to (1) grant to any third party any material license, covenant not to sue, immunity or other right with respect to or under any of the Intellectual Property; or (2) be obligated to pay any royalties or other amounts to any third party (other than, with respect to the Surviving Corporation only, in connection with non-exclusive licenses in the ordinary course of business consistent with past practice);

(xvii) enter into any lease, sublease or license for real property of the Company or any Company Subsidiary or material operating lease;

(xviii) terminate, cancel, amend or modify any insurance coverage policy maintained by the Company or any Company Subsidiary that is not simultaneously replaced by a comparable amount of insurance coverage;

(xix) except for transactions in the ordinary course of business consistent with past practice (including, for the avoidance of doubt, hedging transactions in the ordinary course of business) or in connection with any transaction to the extent specifically permitted by any other subclause of this Section 6.1(b), (A) enter into any Contract that would, if entered into prior to the date hereof, be a Material Contract, (B) materially modify, materially amend or terminate any Material Contract or waive, release, terminate, amend, renew or assign any material rights or claims of the Company or a Company Subsidiary thereunder;

(xx) commence an offering period or issue or grant purchase rights under the Company ESPP or any similar plan; or

(xxi) announce any intention or agree, in writing or otherwise, to take any of the foregoing actions.

Parent and Acquisition Sub acknowledge and agree that: (i) nothing contained in this Agreement shall give Parent or Acquisition Sub, directly or indirectly, the right to control or direct the Company’s operations prior to the Closing, (ii) prior to the Closing, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and the Company Subsidiaries’ operations and (iii) notwithstanding anything to the contrary set forth in this Agreement, no consent of Parent or Acquisition Sub shall be required with respect to any matter set forth in Section 6.1 or elsewhere in this Agreement to the extent that the requirement of such consent could violate any applicable law. In addition, for the sake of clarity, Parent does not have the right to direct and control the litigation, including any defenses, which right remains with the Company or the applicable Company Subsidiary, as appropriate.

Section 6.2. Solicitation by the Company.

(a) From and after the date of this Agreement until the earlier of the Acceptance Time or the date, if any, on which this Agreement is validly terminated pursuant to Section 9.1, and except as otherwise specifically provided for in this Agreement, the Company agrees that it shall not (and shall not permit any Company Subsidiary to), and that it shall not authorize or knowingly permit its directors, officers, employees and other Representatives to: (i) solicit, initiate or knowingly encourage or knowingly facilitate any inquiry, proposal or offer, or the making, submission or announcement of any inquiry, proposal or offer which constitutes or would be reasonably expected to lead to an Acquisition Proposal, (ii) participate in any discussions or negotiations regarding, or furnish to any Person any nonpublic information relating to the Company or any Company Subsidiary in connection with, an Acquisition Proposal, (iii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal (other than the Company Board Recommendation), (iv) enter into any letter of intent, merger agreement, purchase agreement, joint venture agreement or similar document relating to, or any agreement or commitment providing for, any Acquisition Proposal (other than an Acceptable Confidentiality Agreement entered into in accordance with the terms of this Section 6.2), (v) take any action to make any Takeover Statute inapplicable to any Person or any Acquisition Proposal, other than Parent or any Parent Subsidiary, the Offer and the Merger, (vi) otherwise make any Change of Recommendation, or (vii) agree to do any of the foregoing. Notwithstanding anything to the contrary contained in this Agreement, the Company and the Company Subsidiaries and the Company’s Representatives may in any event (A) seek to clarify and understand the terms and conditions of any inquiry or proposal made by any Person to determine whether such inquiry or proposal constitutes or could reasonably be expected to lead to an Acquisition Proposal or a Superior Proposal and (B) inform a Person that has made or, to the knowledge of the Company, is considering making an Acquisition Proposal of the provisions of this Section 6.2. Subject to Section 6.2(b), the Company and its officers and directors shall, and the Company shall instruct the Company’s Representatives, the Company Subsidiaries and their Representatives to, immediately cease all discussions and negotiations with any Persons that may be ongoing with respect to an actual or potential Acquisition Proposal and promptly request each such Person to return or destroy all confidential information furnished to such Person on behalf of the Company in connection with any such actual or potential Acquisition Proposal.

(b) Notwithstanding the limitations set forth in Section 6.2(a), but subject to compliance with Sections 6.2(c) and Section 6.2(e) hereof, if the Company receives, following the date hereof but prior to the Acceptance Time, an unsolicited, written Acquisition Proposal from any Person that did not result from a breach by the Company of Section 6.2(a) and that the Company Board of Directors determines in good faith after consultation with the Company’s outside legal and financial advisors (i) constitutes a Superior Proposal or (ii) would reasonably be expected to result in a Superior Proposal, then in either event the Company may take the following actions: (x) furnish nonpublic information to the Person making such Acquisition Proposal, if, and only if, prior to so furnishing such information, the Company receives from such Person an executed Acceptable Confidentiality Agreement and (y) engage in discussions or negotiations with such Person with respect to the Acquisition Proposal.

(c) From and after the date hereof, the Company shall notify Parent orally and in writing promptly (and, in any event, within forty-eight (48) hours) after receipt of any Acquisition Proposal, any proposals or inquiries that would reasonably be expected to lead to an Acquisition Proposal, or any inquiry or request for nonpublic information relating to the Company or any Company Subsidiary by any Person who has made or would reasonably be expected to make any Acquisition Proposal. Such notice shall indicate the identity of the

Person making the Acquisition Proposal, inquiry or request, and the material terms and conditions of any such proposal or offer or the nature of the information requested pursuant to such inquiry or request and shall attach a copy of any written Acquisition Proposal (or summary of the terms of any oral Acquisition Proposal) and related materials provided to the Company or its Representatives. The Company shall keep Parent reasonably informed of the status (including by providing notice of any meeting of the Company Board of Directors at which the Company Board of Directors considered any Acquisition Proposal as soon as practicable (including prior to such meeting if practicable) and, in any event, within twenty-four (24) hours thereof) and material terms (including any amendments or proposed amendments to such material terms) of any such Acquisition Proposal or potential Acquisition Proposal (including promptly after receipt providing to Parent copies of any additional or revised written proposals or indications of intent) and keep Parent reasonably informed as to the nature of any information requested of the Company with respect thereto. The Company shall promptly provide to Parent any material nonpublic information concerning the Company provided to any other Person in connection with any Acquisition Proposal that was not previously provided to Parent.

(d) Notwithstanding anything in this Section 6.2 to the contrary, but subject to Section 6.2(e), at any time prior to the Acceptance Time, the Company Board of Directors may (i) make a Change of Recommendation in connection with an Intervening Event (other than for a Superior Proposal) if the Company Board of Directors has determined in good faith after consultation with the Company’s outside financial advisors and outside legal counsel, that failure to take such action would be reasonably likely to result in a breach of the Company Board of Directors’ fiduciary duties under applicable Law, or (ii) make a Change of Recommendation and cause the Company to terminate this Agreement pursuant to Section 9.1(g) in order to enter into an definitive agreement in connection with an unsolicited Acquisition Proposal, which the Company Board of Directors has determined in good faith, after consultation with the Company’s outside legal and financial advisors, in light of such Superior Proposal, failure to take such action would be reasonably likely to result in a breach of the Company Board of Directors’ fiduciary duties under applicable Law.

(e) Prior to the Company taking any action permitted (i) under Section 6.2(d)(i), (A) the Company shall provide Parent with three (3) business days’ prior written notice advising Parent that it intends to effect a Change of Recommendation and specifying, in reasonable detail, the reasons therefor, and during such three (3) business day period, the Company shall make its Representatives available to discuss and negotiate in good faith any proposal by Parent to amend the terms and conditions of this Agreement, and (B) at the end of the three (3) business day period, the Company Board of Directors determines in good faith that the failure to make a Change of Recommendation, in light of such Intervening Event and taking into account any adjustments to the terms and conditions of this Agreement agreed to or proposed by Parent, as a result of any discussions or negotiations, would be reasonably likely to result in a breach of the Company Board of Directors’ fiduciary duties under applicable Law, or (ii) under Section 6.2(d)(ii), (A) the Company shall provide Parent with three (3) business days’ prior written notice advising Parent that the Company Board of Directors intends to take such action and specifying the material terms and conditions of the Acquisition Proposal and attaching the most current draft of any written agreement providing for the transactions contemplated by such Acquisition Proposal (including all ancillary agreements and any financing commitments), and during such three (3) business day period, the Company shall make its Representatives available to discuss and negotiate in good faith any proposal by Parent to amend the terms and conditions of this Agreement such that such Acquisition Proposal would no longer constitute a Superior Proposal, and (B) at the end of the three (3) business day period, the Company Board of Directors determines in good faith that the failure to make a Change of Recommendation, after taking into account any adjustments to the terms and conditions of this Agreement agreed to or proposed by Parent as a result of any discussions or negotiations, would be reasonably likely to result in a breach by the Company Board of Directors of its fiduciary duties under applicable Law; provided, however, each time a material modification to the terms of an Alternative Proposal determined to be a Superior Proposal is made (it being understood and agreed that any amendment to the financial terms or other material terms shall be deemed to be a material modification), the Company shall notify Parent of such modification and the time period set forth in Section 6.2(e)(ii)(B) shall recommence and be extended for three (3) business days from the day of such notification.

(f) Nothing contained in this Agreement shall prohibit the Company or the Company Board of Directors from (i) issuing a “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act, or taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a), or making a statement contemplated by Rule 14d-9 under the Exchange Act or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, or (ii) making any disclosure to its stockholders if the Company Board of Directors has reasonably determined in good faith after consultation with the Company’s outside legal counsel that the failure to do so would be reasonably likely to result in a breach of the Company Board of Directors’ fiduciary obligations to the Company’s stockholders under applicable Law; provided that this Section 6.2(g) shall not permit the Company Board of Directors to make a Change of Recommendation except to the extent permitted by Section 6.2(d) or Section 6.2(e). For the avoidance of doubt, any “stop, look and listen” communication or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act shall not constitute a Change of Recommendation.

ARTICLE VII

ADDITIONAL AGREEMENTS

Section 7.1. Access; Confidentiality; Notice of Certain Events.

(a) From the date of this Agreement until the Effective Time or the date, if any, on which this Agreement is validly terminated pursuant to Section 9.1, to the extent permitted by applicable Law, the Company shall, and shall cause each of the Company Subsidiaries, respectively, to afford to Parent and to the Representatives of Parent reasonable access during normal business hours and upon reasonable advance notice to all of their respective properties, employees, offices, books and records and, during such period, the Company shall, and shall cause each of the Company Subsidiaries to, furnish reasonably promptly to Parent all information (financial or otherwise) concerning its business, properties and personnel as Parent may reasonably request. Notwithstanding the foregoing, the Company shall not be required by this Section 7.1 to provide the other Party or the Representatives of such other Party with access to or to disclose information (A) the disclosure of which would violate the terms of a confidentiality agreement with a third party entered into prior to the date of this Agreement or entered into after the date of this Agreement in the ordinary course of business consistent with past practice (provided, however, that the Company shall use its commercially reasonable efforts to obtain the required consent of such third party to such access or disclosure and shall use its reasonable best efforts to allow for such access or disclosure to the extent that such access or disclosure does not result in such violation), (B) the disclosure of which would violate any Law or duty (provided, however, that the Company shall use its reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of any Law or duty) or (C) that is subject to any attorney-client, attorney work product or other legal privilege (provided, however, that the Company shall use its reasonable best efforts to allow for such access or disclosure to the maximum extent that does not result in a loss of any such attorney-client, attorney work product or other legal privilege). Each of the Company and Parent will use its commercially reasonable efforts to minimize any disruption to the businesses of the other Party that may result from the requests for access, data and information hereunder.

(b) Each of the Company and Parent will hold, and will cause its Representatives and affiliates to hold, any nonpublic information, including any information exchanged pursuant to this Section 7.1, in confidence to the extent required by and in accordance with, and will otherwise comply with, the terms of the Confidentiality Agreement.

(c) The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, (i) of any notice or other communication received by such Party from any Governmental Entity in connection with this Agreement, the Offer, the Merger or other Transactions, or from any Person alleging that the consent of such Person is or may be required in connection with the Offer, the Merger or the other Transactions, if the subject matter of such communication or the failure of such Party to obtain such consent could be material to the Company, the Surviving Corporation or Parent, (ii) of any legal proceeding or, to the knowledge of the Company, any investigation, commenced or, to any Party’s knowledge, threatened against, such Party or any of its Subsidiaries or affiliates or otherwise relating to, involving or affecting such Party or any of its Subsidiaries or affiliates, in each case in connection with, arising from or otherwise relating to the Offer, the Merger or any other Transaction or (iii) any representation or warranty made in this Agreement becoming untrue or inaccurate such that the conditions set forth in Annex II would not be satisfied or of any failure to comply with any covenant to be complied with under this Agreement such that the conditions in Annex II would not be satisfied. The failure to deliver any such notice shall not affect any of the conditions set forth in Annex II or give rise to any right to terminate under Article IX. The Company shall give Parent the opportunity to participate, at Parent’s expense, in (but not control) the defense or settlement of any stockholder litigation or claims against the Company or any of its directors relating to the Offer or the Merger, in each case which seek to prohibit, restrain or modify the terms of the Transactions. The Company shall not settle or agree to settle any litigation against the Company or any director by any stockholder relating to this Agreement, the Offer or the Merger, without the prior written consent of Parent.

(d) The Company and Parent shall (and Parent shall cause Acquisition Sub to) use their respective reasonable best efforts to not take any action that may cause, directly or indirectly, Section 251(h) of the DGCL to be in applicable to this Agreement or the Transactions.

Section 7.2. Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement and subject to Sections 7.2(b), 7.2(c) and 7.2(d), each Party will cooperate with each other and use (and shall cause their respective Subsidiaries and Affiliates to use) its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate the Offer, the Merger and the other Transactions as soon as practicable after the date hereof, including (i) preparing and filing, in consultation with the other Party and as promptly as practicable and advisable after the date hereof, all documentation to effect all necessary applications, notices, petitions, filings, and other documents and to obtain as promptly as practicable all waiting period expirations or terminations, consents, clearances, registrations, approvals, and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Offer, the Merger or any of the other Transactions and (ii) taking all steps as may be necessary to obtain all such waiting period expirations or terminations, consents, clearances, waivers, licenses, registrations, permits, authorizations, orders and approvals. In furtherance and not in limitation of the foregoing, but subject to Sections 7.2(b), 7.2(c) and 7.2(d), each Party agrees to make appropriate filings under any applicable Antitrust Laws, including, but not limited to, a Notification and Report Form pursuant to the HSR Act with respect to the Transactions as promptly as practicable, and to supply as promptly as practicable and advisable any additional information and documentary material that may be requested by any Governmental Entity pursuant to any applicable Antitrust Law, including, but not limited to, the HSR Act and to take all other actions necessary to cause the expiration or termination of any applicable waiting periods and to obtain any other required consents, clearances, registrations, approvals, and authorizations as soon as practicable. Subject to Sections 7.2(b), 7.2(c) and 7.2(d), neither Parent nor Company shall take or permit any of its Subsidiaries or Affiliates to take any action that would reasonably be expected to prevent, materially delay or materially impede the consummation of the transactions contemplated by this Agreement.

(b) Subject to Section 7.2(c) and Section 7.2(d), applicable Law and all applicable privileges (including the attorney-client privilege) and except as prohibited by any Governmental Entity, each of Parent and the Company shall, in connection with the efforts referenced in Section 7.2(a) to obtain all waiting period expirations or terminations, consents, clearances, waivers, licenses, orders, registrations, approvals, permits, and authorizations for the Transactions under the HSR Act or any other Antitrust Law, (i) cooperate in all respects and consult with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party, including by allowing the other Party to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions; (ii) promptly inform the other Party of any communication received by such Party from, or given by such Party to, the Antitrust Division of the Department of Justice (the “DOJ”), the Federal Trade Commission (the “FTC”) or any other Governmental Entity, by promptly providing copies to the other Party of any such written communications, and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the Transactions; and (iii) permit the other Party to review in advance any communication that it gives to, and consult with each other in advance of any meeting, substantive telephone call or conference with, the DOJ, the FTC or any other Governmental Entity, or, in connection with any proceeding by a private party, with any other Person, and to the extent not prohibited by the DOJ, the FTC or any other applicable Governmental Entity or other Person, give the other Party the opportunity to attend and participate in any in-person meetings with the DOJ, the FTC or any other Governmental Entity or other Person; provided, however, that materials required to be provided pursuant to clauses (i) and (ii) may be redacted (A) to remove references concerning the valuation of Parent, Company or any of their respective Subsidiaries, (B) as necessary to comply with contractual arrangements, and (C) as necessary to address reasonable privilege or confidentiality concerns.

(c) In furtherance and not in limitation of the covenants contained in Section 7.2(a) and Section 7.2(b), the Parties shall use their reasonable best efforts to contest and defend against the entry of, or to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that would restrain, prevent or delay the Closing on or before the Outside Date, including defending through litigation on the merits any claim asserted in any court with respect to the transactions contemplated by this Agreement by the FTC, the DOJ or any other applicable Governmental Entity or any private party.

(d) In furtherance and not in limitation of the covenants contained in Section 7.2(a) and Section 7.2(b), the Parties shall use their reasonable best efforts to avoid or eliminate each and every impediment under any Antitrust Law so as to enable the Closing to occur as soon as possible (and in any event no later than the Outside Date), including, without limitation, (x) proposing, negotiating, committing to and effecting, by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of such businesses, product lines or assets of Parent, the Company and their respective Subsidiaries and (y) otherwise taking or committing to take actions or accept conditions that after the Closing Date would limit Parent’s, the Company’s and their respective Subsidiaries’ freedom of action with respect to, or its or their ability to retain, one or more of the businesses, product lines or assets of Parent, the Company and their respective Subsidiaries, in each case as may be required in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order, or other order in any suit or proceeding, which would otherwise have the effect of preventing or materially delaying the Closing. Parent and, if requested by Parent, the Company shall agree to divest, sell, dispose of, hold separate, or otherwise take or commit to take any action that limits its freedom of action with respect to, or Parent or the Parent Subsidiaries ability to retain, any of the businesses, product lines or assets of Parent, the Company or any of their respective Subsidiaries; provided that any such action is conditioned upon the consummation of the Merger. Notwithstanding the foregoing or anything to the contrary contained in this Agreement, (A) neither Parent nor any Parent Subsidiary shall be required to propose, negotiate, commit to, effect, or accept any of the actions specified in this Section 7.2(d) if such actions would reasonably be expected to have, individually or in the aggregate, a material and adverse effect on the business, product lines, or assets of the Company and the Company Subsidiaries, taken as a whole, and (B) neither Parent nor any Parent Subsidiary shall be required to propose, negotiate, commit to, effect, or accept any obligation to, divest, dispose of or hold separate any assets, product lines or businesses of Parent or any of its Subsidiaries if such divestitures, dispositions or holding separate requirements would, individually or in the aggregate, result in a divestiture, disposition or holding separate of assets, product lines or business accounting for five percent (5%) or more of the consolidated gross revenues of the Parent and its Subsidiaries during the last completed fiscal year period.

Section 7.3. Publicity. Subject to Section 6.2(f), neither the Company nor Parent, nor any of their respective affiliates or Representatives, shall issue or cause the publication of any press release or other public announcement with respect to the Offer, the Merger or this Agreement without the prior consent of the other Party, unless such Party determines, after consultation with outside counsel, that it is required by applicable Law or by any listing agreement with or the listing rules of a national securities exchange or trading market to issue or cause the publication of any press release or other public announcement with respect to the Offer, the Merger or this Agreement, in which event such Party shall endeavor, on a basis reasonable under the circumstances, to provide a meaningful opportunity to the other Party to review and comment upon such press release or other announcement in advance and shall give due consideration to all reasonable additions, deletions or changes suggested thereto; provided, however, that the Company shall not be required by this Section 7.3 to provide any such review or comment to Parent following a Change of Recommendation and matters related thereto; provided, further, that the Parties shall not be required by this Section 7.3 to provide any such review or comment to the other Party in the event of any material dispute between the Parties relating to this Agreement; provided, further, that each Party and their respective affiliates may make statements that are not inconsistent with previous press releases, public disclosures or public statements made by Parent and the Company in compliance with this Section 7.3.

Section 7.4. Directors’ and Officers’ Insurance and Indemnification.

(a) For not less than six (6) years from and after the Effective Time, each of Parent and the Surviving Corporation shall indemnify and hold harmless all past and present directors, officers and employees of the Company and the Company Subsidiaries (collectively, the “Indemnified Parties”) against any costs or expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any actual or threatened claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by Law; provided such Indemnified Party agrees in advance to return any such funds to which a court of competent jurisdiction has determined in a final, nonappealable judgment such Indemnified Party is not ultimately entitled), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, investigation, suit or proceeding in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Offer, the Merger or any of the other Transactions), asserted or claimed against the applicable Indemnified Party, whether asserted or claimed prior to, at or after the Effective Time, in connection with such persons serving as an officer, director, employee or other fiduciary of the Company or any of the Company Subsidiaries prior to the Effective Time or of any Person if such service was at the request or for the benefit of the Company or any of the Company Subsidiaries, to the fullest extent permitted by Law or provided pursuant to the Company Governing Documents or the organizational documents of any Company Subsidiary or any indemnification agreements, if any, in existence on the date of this Agreement. The Parties agree that all rights to elimination of liability, indemnification and advancement of expenses for acts or omissions occurring or alleged to have occurred at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, now existing in favor of the Indemnified Parties as provided in their respective certificate of incorporation or bylaws (or comparable organizational documents) or in any agreement shall survive the Merger and shall continue in full force and effect. Notwithstanding anything herein to the contrary, if any Indemnified Party notifies Parent or the Surviving Corporation on or prior to the sixth anniversary of the Effective Time of a matter in respect of which such Person may seek indemnification pursuant to this Section 7.4, the provisions of this Section 7.4 shall continue in effect with respect to such matter until the final disposition of all claims, actions, investigations, suits and proceedings relating thereto.

(b) For six (6) years after the Effective Time, the Surviving Corporation shall cause to be maintained in effect the provisions in (i) the Company Governing Documents and the organizational documents of any Company Subsidiary and (ii) any other agreements of the Company and the Company Subsidiaries with any Indemnified Party, in each case, regarding elimination of liability, indemnification of officers, directors and employees and advancement of expenses that are in existence on the date of this Agreement, and no such provision shall be amended, modified or repealed in any manner that would adversely affect the rights or protections thereunder of any such Indemnified Party in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Offer, the Merger or any of the other Transactions).

(c) Parent shall cause the Surviving Corporation to provide, for an aggregate period of not less than six (6) years from the Effective Time, the Company’s current directors and officers an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time (the “D&O Insurance”) that is no less favorable than the Company’s existing policy or, if insurance coverage that is no less favorable is unavailable, the best available coverage; provided, however, that the Surviving Corporation shall not be required to pay an annual premium for the D&O Insurance in excess of three hundred percent (300%) of the last annual premium paid prior to the date of this Agreement; provided, further, that the Company may prior to the Effective Time substitute therefor a single premium tail coverage with respect to D&O Insurance with an annual cost not in excess of three hundred percent (300%) of the last annual premium paid prior to the date of this Agreement.

(d) In the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 7.4. The rights and obligations under this Section 7.4 shall survive consummation of the Offer and the Merger and shall not be terminated or amended in a manner that is adverse to any Indemnified Party without the written consent of such Indemnified Party.

(e) The Indemnified Parties shall be express third party beneficiaries of this Section 7.4.

Section 7.5. Takeover Statutes. The Parties shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to the Offer, the Merger or any of the other Transactions and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary so that the Offer, the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Statute on the Offer, the Merger and the other Transactions.

Section 7.6. Obligations of Acquisition Sub. Parent shall take all action necessary to cause Acquisition Sub and the Surviving Corporation to perform their respective obligations under this Agreement and to consummate the Transactions, including the Offer and the Merger, upon the terms and subject to the conditions set forth in this Agreement.

Section 7.7. Employee Benefits Matters.

(a) Except as otherwise set forth herein, Parent shall, or shall cause the Surviving Corporation to, assume, honor and fulfill all of the Company Benefit Plans in accordance with their terms as in effect immediately prior to the date of this Agreement. Effective as of the Effective Time and for a period of no less than one (1) year thereafter, Parent shall provide, or shall cause the Surviving Corporation to provide, to each employee of the Company and/or the Company Subsidiaries who continues to be employed by Parent or the Surviving Corporation or any Subsidiary thereof (the “Continuing Employees”): (i) annual rates of base salaries or wage levels and annual target cash incentive opportunities (and in respect of which, for the Company’s fiscal year ending in 2016, the applicable performance metrics shall be adjusted reasonably and in good faith to reflect the fact that the Company shall cease to be a publicly traded entity) which, in each case, shall be no less favorable than those provided to the Continuing Employees by the Company and the Company Subsidiaries as of immediately prior to the Effective Time; (ii) equity-incentive compensation opportunities that, in each case, are no less favorable than those provided to similarly situated employees of Parent and the Parent Subsidiaries and (iii) all other compensation and employee benefits that are, in the aggregate, no less favorable than those provided to employees of Parent and the Parent Subsidiaries. Without limiting the generality of the foregoing, for such one (1)-year period following the Effective Time, Parent shall, and shall cause the Surviving Corporation to, provide any Continuing Employee who experiences a termination of employment under circumstances that would have entitled such Continuing Employee to severance benefits under either the severance plan or policy of the Company and the Company Subsidiaries applicable to such Continuing Employee immediately prior to the Effective Time or a severance plan or policy of Parent and the Parent Subsidiaries applicable to similarly situated employees of Parent and the Parent Subsidiaries at the time of such termination, with severance benefits at a level at least equal to the greater of those that would have been provided under the either such severance plan or policy.

(b) For all purposes (including purposes of vesting, eligibility to participate and level of benefits) under the employee benefit plans of Parent and Parent Subsidiaries providing benefits to any Continuing Employees after the Effective Time (the “New Plans”), Parent will ensure that each Continuing Employee shall be credited with his or her years of service with the Company and its Subsidiaries and their respective predecessors before the Effective Time, to the same extent as such Continuing Employee was entitled, before the Effective Time, to credit for such service under any similar Company Benefit Plan in which such Continuing Employee participated or was eligible to participate immediately prior to the Effective Time, provided that the foregoing shall not apply (i) to the extent that its application would result in a duplication of benefits, (ii) with respect to benefit accruals under a defined benefit pension plan or retiree welfare benefit plan, or (iii) with respect to any newly established New Plan for which prior service is not taken into account for employees of Parent or any of its affiliates. In addition, and without limiting the generality of the foregoing and to the extent permitted under applicable Law, (x) each Continuing Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is comparable to a Company Benefit Plan in which such Continuing Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”), and (y) for purposes of each New Plan providing welfare benefits (including medical, dental, pharmaceutical and/or vision benefits) to any Continuing Employee, Parent shall use its commercially reasonable efforts to cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the comparable plans of the Company or its Subsidiaries in which such employee participated immediately prior to the Effective Time, and Parent shall use its commercially reasonable efforts to cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plans ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c) Parent hereby acknowledges that a “change of control” (or similar phrase) within the meaning of the Company Benefit Plans will occur at or prior to the Effective Time, as applicable.

(d) Prior to the date on which the Company becomes an ERISA Affiliate of Parent (but not earlier than ten (10) business days prior to such date), the Company shall (unless otherwise instructed by Parent at least fifteen (15) business days prior to the date on which the Company becomes an ERISA Affiliate of Parent) terminate each Company Benefit Plan intended to be qualified under Section 401(a) of the Code (a “401(k) Plan”) that includes a cash or deferred arrangement intended to qualify under Section 401(k) of the Code effective as of no later than the day immediately prior to the date on which the Company becomes an ERISA Affiliate of Parent, with such termination subject to the Company becoming an ERISA Affiliate of Parent; provided, however, that Parent shall use commercially reasonable efforts to cause a New Plan that is qualified under Section 401(a) of the Code to promptly accept rollovers of account balances from such 401(k) Plan, inclusive of any outstanding loan balances thereunder and related promissory notes of Company Employees. Prior to the

Effective Time, the Company shall provide Parent with evidence that such plan(s) have been terminated by providing resolutions approving such termination. The form and substance of such resolutions shall be subject to the review and approval of Parent (which approval shall not be unreasonably withheld, conditioned or delayed).

(e) Each cash-based long-term award (each, a “Company LTIP Award”) listed on Section 7.7(e) of the Company Disclosure Letter that is outstanding immediately prior to the Effective Time shall become fully vested as of the Effective Time and shall be settled within five (5) calendar days following the Effective Time. In the case of Company LTIP Awards that are subject to performance periods that are ongoing as of the Effective Time, performance conditions shall be deemed satisfied at the greater of target and actual performance (as determined by the Company Board) as of immediately prior to the Effective Time (and any Company RSU Award that may be issued as a result thereof shall be treated in the same manner as all other Company RSU Awards in accordance with Section 3.4(b) above).

(f) The Company may establish a cash-based retention program in the aggregate amount of $15 million to promote retention and to incentivize efforts to consummate the Closing (the “Retention Program”) with any such payments from such Retention Program to be paid immediately prior to the Effective Time or upon an earlier qualifying termination of employment. Amounts under the Retention Program shall be allocated among the employees of the Company and the Company Subsidiaries identified, and in the amounts and on such other terms as determined, by the Chief Executive Officer of the Company (or his designees). If a retention award or portion thereof under the Retention Program is forfeited by a participant, the Chief Executive Officer of the Company (or his designees) may reallocate the retention award (or unpaid portion thereof) to existing employees or new hires of the Company and its Subsidiaries.

(g) Nothing in this Agreement shall confer upon any Continuing Employee any right to continue in the employ or service of Parent, the Surviving Corporation or any affiliate of Parent, or shall interfere with or restrict in any way the rights of Parent, the Surviving Corporation or any affiliate of Parent, which rights are hereby expressly reserved, to discharge or terminate the services of any Continuing Employee at any time for any reason whatsoever, with or without cause. Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 7.7 shall (i) be deemed or construed to be an amendment or other modification of any Company Benefit Plan or employee benefit plan of any of Acquisition Sub, or (ii) create any third party rights in any current or former service provider of the Company or its affiliates (or any beneficiaries or dependents thereof).

Section 7.8. Rule 16b-3. Prior to the Acceptance Time, the Company and Parent shall, as applicable, take all such steps as may be reasonably necessary or advisable hereto to cause any dispositions of Company equity securities (including derivative securities) pursuant to the Transactions by each individual who is a director or officer of the Company subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 7.9. Director Resignations. The Company shall use its reasonable best efforts to cause to be delivered to Parent resignations executed by each director of the Company in office as of immediately prior to the Effective Time and effective upon the Effective Time.

Section 7.10. 14d-10 Matters. The parties acknowledge that certain payments have been made or are to be made and certain benefits have been granted or are to be granted according to employment compensation, severance and other employee benefit plans of the Company, including the Company Benefit Plans (collectively, the “Arrangements”), to certain holders of Company Shares and holders of Company Equity Awards. The Compensation Committee of the Company Board of Directors (the “Company Compensation Committee”) (a) at a meeting to be held prior to the Acceptance Time, will duly adopt resolutions approving as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act (i) each Arrangement presented to the Company Compensation Committee on or prior to the date hereof, (ii) the treatment of the Company Equity Awards, as applicable, in accordance with the terms set forth in this Agreement, and (iii) the terms of Section 7.4 and Section 7.7, and (b) will take all other actions necessary to satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d)(2) under the Exchange Act with respect to the foregoing arrangements. Each member of the Company Compensation Committee is an “independent director” in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act.

Section 7.11. Stockholder Meeting. In the event that Section 251(h) of the DGCL is inapplicable to the Merger, then Parent and the Company shall as promptly as practicable, (a) prepare and cause to be filed with the SEC a preliminary proxy statement in connection with noticing and convening a meeting of the holders of Company Shares for purposes of obtaining from such holders of the Company Shares the adoption of this Agreement and the approval of the Merger (a “Stockholders Meeting”), (b) resolve any comments to such preliminary proxy statement (if any) from the SEC (and the Company shall notify Parent of any such comments from, or correspondence with, the SEC regarding the proxy statement and afford Parent and its counsel the reasonable opportunity to review and comment on such SEC comments and responses thereto prior to filing with the SEC) and mail the definitive proxy statement to holders of Company Shares, (c) set a record date for a Stockholders Meeting, (d) vote all Company Shares received by Acquisition Sub in the Offer in favor of the adoption of this Agreement and the approval of the Merger, and (e) cause the meeting to be held in accordance with applicable Law and cause the Merger to be effected pursuant to Section 251 or Section 253 of the DGCL. Subject to the terms of this Agreement, the Company shall include in the proxy statement, and not subsequently withdraw or modify in any manner adverse to Parent or Acquisition Sub, the unanimous recommendation of the Company Board of Directors that the stockholders adopt this Agreement and approve the Merger and the other Transactions and shall use its reasonable best efforts to obtain such approval. From the Acceptance Time until the consummation of the Merger, in no event shall Parent amend (or permit to be amended) any provision of this Agreement in any manner which would (i) alter or change the amount or form of the Merger Consideration or (ii) otherwise adversely affect the holders of Company Shares. All holders of Company Shares after the Acceptance Time shall be express third party beneficiaries of this Section 7.11. Notwithstanding anything to the contrary set forth in this Agreement, if the Merger cannot be effected pursuant to Section 251(h) of the DGCL and Parent, Acquisition Sub and any other Parent Subsidiary holds in the aggregate at least ninety percent (90%) of the then issued and outstanding Company Shares immediately following the consummation of the Offer, then each of Parent, Acquisition Sub and the Company shall take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the Acceptance Time, without a meeting of the stockholders of the Company, in accordance with Section 253 of the DGCL and upon the terms and subject to the conditions of this Agreement.

Section 7.12. Stock Exchange De-listing. Each of the Company and Parent shall take such actions reasonably required to cause the Company Shares to be de-listed from NASDAQ and deregistered under the Exchange Act as soon as practicable following the Effective Time.

Section 7.13. Financing.

(a) Parent and Acquisition Sub shall not permit any amendment, modification, supplement, or replacement to be made to, or any waiver of any provision or remedy under, the Debt Commitment Letter without the consent of the Company if such amendment, modification, supplement, replacement or waiver (i) reduces (or would reasonably be expected to have the effect of reducing) the aggregate amount of the Debt Financing, (ii) imposes new or additional conditions or otherwise expands or adversely amends or modifies any of the conditions to the Debt Financing, (iii) would modify the confidentiality provisions of the Debt Commitment Letter in any respect or (iv) would reasonably be expected to (A) materially delay, prevent, or impede the funding of the Debt Financing (or satisfaction of the conditions to the Debt Financing) or the consummation of the Offer, the Merger and the other Transactions or (B) adversely impact the ability of Parent or Acquisition Sub to enforce its rights against the other parties to the Debt Commitment Letter or the Definitive Financing Agreements (as defined below) (provided that Parent and Acquisition Sub may amend or replace the Debt Commitment Letter to add or replace lenders, arrangers or similar entities so long as such action would not reasonably be expected to materially delay, prevent, or impede the funding of the Debt Financing (or satisfaction of the conditions to the Debt Financing) or the consummation of the Offer, the Merger and the other Transactions, or adversely impact Parent’s or Acquisition Sub’s ability to enforce its rights under the Debt Commitment Letter). Parent and Acquisition Sub shall promptly deliver to the Company true and complete copies of any such amendment, modification or replacement. For purposes of this Agreement, references to “Debt Financing” shall include the financing contemplated by the Debt Commitment Letter as permitted to be amended or modified by this Section 7.13(a) and references to “Definitive Financing Agreements” or “Debt Commitment Letter” shall include such documents as amended or modified in accordance with this Section 7.13(a).

(b) Parent and Acquisition Sub shall use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, to arrange and obtain the Debt Financing on the terms and subject to the conditions set forth in the Debt Commitment Letter by the Acceptance Time (assuming, for the purposes hereof, that (a) in the event that no Financing Extension Notices have been delivered, that no such Financing Extension Notices will be delivered and that the Acceptance Time will occur on the date, as reasonably estimated by the Parties, on which all conditions set forth on Annex II related to Antitrust Laws have been satisfied, and (b) in the event that one or more Financing Extension Notices have been delivered, that the Acceptance Time will occur no later than 9:00 a.m. Eastern Time on the business day immediately following the then scheduled expiration date of the Offer), including by using their reasonable best efforts (i) to maintain in effect the Debt Commitment Letter, (ii) to negotiate and enter into definitive agreements with respect to the Debt Commitment Letter (the “Debt Financing Agreements”) on the terms and conditions contained in the Debt Commitment Letter or on other terms (subject to the limitations contained in Section 7.13(a)) that would not reasonably be expected to materially prevent or delay the Offer, the Merger, and the other Transactions or the date on which the Debt Financing could be obtained or make the funding of the full amount of the Debt Financing less likely to occur on or prior to the Acceptance Time (assuming, for the purposes hereof, that (a) in the event that no Financing Extension Notices have been delivered, that no such Financing Extension Notices will be delivered and (b) in the event that one or more Financing Extension Notices have been delivered, that the Acceptance Time will occur no later than 9:00 a.m. Eastern Time on the business day immediately following the then scheduled expiration date of the Offer), (iii) to comply on a timely basis with (or obtain any waiver of) their covenants and obligations set forth in, and satisfy (or obtain a waiver of) on a timely basis all conditions to the funding in, the Debt Commitment Letter and the Debt Financing Agreements, in each case, as necessary to consummate the Transactions and satisfy all obligations of Parent and Acquisition Sub pursuant to this Agreement, including to pay the aggregate Offer Price at the Acceptance Time and the aggregate Merger Consideration on the Closing Date and satisfy the obligations of Parent under Section 3.4, and to pay any fees and expenses of or payable by Parent, Acquisition Sub, and the Surviving Corporation. In the event that all conditions contained in the Commitment Letter or the Definitive Financing Agreements have been satisfied, Parent shall cause the Debt Providers thereunder to comply with their respective obligations, including to fund the Debt Financing required to consummate the Transactions on the Closing Date, including to pay the aggregate Offer Price at the Acceptance Time and the aggregate Merger Consideration on the Closing Date and satisfy the obligations of Parent under Section 3.4, and to pay any fees and expenses of or payable by Parent, Acquisition Sub, and the Surviving Corporation (including by promptly commencing a litigation proceeding against any breaching Debt Provider to compel such Debt Provider to provide its portion of the Debt Financing or otherwise comply with its obligations under the Debt Commitment Letter or Definitive Financing Agreements). Parent and Acquisition Sub shall comply with their obligations, and enforce their rights, under the Debt Commitment Letter and Definitive Financing Agreements in a timely and diligent matter. In each case promptly upon the Company’s request to Parent and Acquisition Sub, Parent and Acquisition Sub shall (A) provide to the Company copies of all substantially final drafts and executed definitive agreements for the Debt Financing Agreements (excluding any provisions related solely to fees and other economic terms), and (ii) keep the Company reasonably informed of the status of their efforts to arrange the Debt Financing.

(c) In the event that, at any time prior to the Effective Time, (i) the Debt Commitment Letter is terminated for any reason, (ii) Parent or Acquisition Sub becomes aware of any material breach or default by any party to the Debt Commitment Letter or any Debt Financing Agreement, (iii) a counterparty provides notice that it will not provide, or it refuses to provide, all or any portion of the Debt Financing contemplated by the Debt Commitment Letter on the terms set forth in the Debt Commitment Letter, or (iv) any portion of the Debt Financing becomes unavailable for any reason, Parent will (A) use reasonable best efforts to obtain alternative debt financing (in an amount sufficient, when taken together with the available portion of the Debt Financing, to consummate the Transactions on the Closing Date and satisfy all of the obligations of Parent and Acquisition Sub hereunder, including the payment of the aggregate Offer Price at the Acceptance Time and the aggregate Merger consideration on the Closing Date and Parent’s obligations under Section 3.4, and to pay any fees and expenses of or payable by Parent, Acquisition Sub, and the Surviving Corporation) from the same or other sources and which does not include any conditions to the consummation of such alternative debt financing that are more onerous than the conditions set forth in the Debt Commitment Letter and Definitive Financing Agreements and (B) promptly notify the Company of such unavailability and the reason therefor; provided, that in no event will Parent or Acquisition Sub be under any obligation to disclose any information that (A) is subject to attorney-client or similar privilege if Parent or Acquisition Sub shall have used its reasonable best efforts to disclose such information in a manner that would not waive such privilege, or (B) would contravene any Law. In furtherance of and not in limitation of the foregoing, in the event that (1) any portion of the Debt Financing structured as high yield bond financing shall become unavailable, regardless of the reason therefor and (2) all conditions contained in Annex II shall have been satisfied or waived (other than (x) any such conditions that by their nature are to be satisfied at the expiration of the Offer, but subject to the satisfaction or waiver of such conditions at the expiration of the Offer, and (y) those conditions the failure of which to be satisfied is attributable to a breach by Parent or Acquisition Sub of their representations, warranties, covenants or agreements contained in this Agreement), and (3) the term loan credit facilities contemplated by the Debt Commitment Letter (or alternative facilities obtained in accordance with this Section 7.13) are available on the terms and conditions described in the Debt Commitment Letter (or replacements thereof), then each of Parent and Acquisition Sub shall cause the proceeds of such term financing to be used immediately in lieu of such affected portion of the high yield bond financing. For the purposes of this Agreement, references to “Debt Financing” shall include any alternative financing arranged in compliance herewith (and any Debt Financing pursuant to any Debt Commitment Letter or Definitive Financing Agreement remaining in effect at the time in question), and references to “Debt Commitment Letter” and “Definitive Financing Agreements” shall include any commitment letter (or similar agreement) with respect thereto and any definitive documents or agreements with respect thereto, respectively (and any Debt Commitment Letter and Definitive Financing Agreements, respectively, remaining in effect at the time in question). Parent shall provide the Company with prompt written notice of any breach or default by any party to the Debt Commitment Letter or any Definitive Financing Agreements and the receipt of any written notice or other written communication from any Debt Provider or other financing source with respect to any breach, default, termination or repudiation by any party to the Debt Commitment Letter or any Definitive Financing Agreement of any provision thereof.

(d) Notwithstanding anything to the contrary contained herein, (i) Parent’s and Acquisition Sub’s obligations hereunder shall not constitute a condition to the consummation of the Transactions, and (ii) compliance by Parent and Acquisition Sub with this Section 7.13 shall not relieve Parent of its obligation to consummate the transactions contemplated by this Agreement whether or not the Debt Financing is available.

Section 7.14. Financing Cooperation.

(a) From the date hereof until the Closing Date, the Company shall provide, shall cause the Company Subsidiaries to provide, and shall use reasonable best efforts to cause its Representatives to provide, to Parent and Acquisition Sub all cooperation reasonably requested by Parent and Acquisition Sub in connection with the consummation, arrangement, marketing and syndication of the Debt Financing or any replacement, amended, modified or alternative financing permitted by this Agreement (collectively with the Debt Financing, the “Available Financing”), including by using its reasonable best efforts (i) promptly upon request by Parent, to furnish Parent and Acquisition Sub the Required Financial Information and such other financial information other pertinent information and disclosures regarding the Company and the Company Subsidiaries as may be available to Company and customary and necessary to permit the consummation of the Available Financing, (ii) to participate, in each case upon reasonable notice, at agreed times and places, in a reasonable number of meetings (including one-on-one meetings or conference calls) with parties acting as agents or arrangers for, and prospective lenders of, the Available Financing for the Transactions, presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies, and reasonably cooperate with the marketing or solicitation efforts of Parent and Acquisition Sub and their financing sources, in each case as reasonably requested by Parent and Acquisition Sub and reasonably required in connection with the Available Financing, (iii) as reasonably requested by Parent, to assist Parent with the preparation of customary materials for rating agency presentations, marketing materials, offering memoranda and bank information memoranda (including with respect to presence of absence of material non-public information relating to the Company and the Company Subsidiaries and the accuracy of the information relating to the Company and the Company Subsidiaries contained therein), lender presentations and offering documents in connection with the Debt Financing, private placement memoranda, prospectuses and similar documents required in connection with the Available Financing, (iv) if reasonably requested by Parent or Acquisition Sub in connection with the Available Financing and subject to Parent and Acquisition Sub providing funds necessary to repay amounts outstanding under the Credit Agreement (and cash collateralizing all letters outstanding thereunder) as of the Effective Time, (A) to obtain and provide to Parent a customary payoff letter(subject to and conditioned upon, or to be executed upon, the Closing) with respect to the Credit Agreement, and (B) to provide by the Closing Date all documentation and other information required in connection with the Available Financing by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations and requested from the Company in writing at least five (5) business days prior to the Closing Date, (v) to assist in the preparation and execution of any customary credit agreements (or amendments thereto), pledge and security documents, guarantees, indentures, purchase agreements, and other customary definitive documentation relating to the Available Financing, (vi) to facilitate the granting of a security interest (and perfection thereof) in collateral owned by the Company and the Company Subsidiaries; provided, however, that notwithstanding anything to the contrary in this Section 7.14 (including clauses (v) and (vi) of this clause (a)) no obligation of the Company or any of the Company Subsidiaries under any agreement, certificate, document or instrument (and no security interest in any assets of the Company or any of the Company Subsidiaries) executed in connection with the Available Financing shall be effective until the Closing, and (vii) upon the reasonable request of Parent and Acquisition Sub, to assist Parent and Acquisition Sub in obtaining customary accountant’s comfort letters customary for financings similar to the Available Financing.

(b) Notwithstanding the foregoing, neither the Company nor any of its Subsidiaries shall be required to take or permit the taking of any action pursuant to this Section 7.14 that would (i) contravene any applicable Law or require the Company or any of the Company Subsidiaries to disclose information subject to any attorney-client, attorney work product or other legal privilege (provided, however, that the Company shall use its reasonable best efforts to allow for such access or disclosure to the maximum extent that does not result in a loss of any such attorney-client, attorney work product or other legal privilege), (ii) cause any covenant, representation or warranty in this Agreement to be breached by the Company or any of the Company Subsidiaries, (iii) require the Company or any of its Subsidiaries to pay any commitment or other fee or incur any other expense (except to the extent Parent promptly reimburses such expense), liability or obligation in connection with the Available Financing prior to the Closing, (iv) cause any director, officer or employee or stockholder of the Company or any of the Company Subsidiaries to incur any personal liability, (v) require the Company, the Company Subsidiaries or any Persons who are directors of the Company or the Company Subsidiaries to pass resolutions or consents to approve or authorize the execution of the Available Financing, (vi) require the Company, the Company Subsidiaries or any Persons who are officers of the Company or the Company Subsidiaries to execute or deliver any certificate, document, instrument or agreement or agree to any change or modification of any existing certificate, document, instrument or agreement that is effective prior to the Closing (provided that in no event shall this Section 7.14 require the Company or any of the Company Subsidiaries to cause any officer of the Company or any Company Subsidiary that is not continuing in such capacity after the Closing to execute any certificate, document, instrument or agreement), (vii) cause any director, officer, or employee or stockholder of the Company or any Company Subsidiary to incur any personal liability, or (viii) unreasonably interfere with the business of the Company and the Company Subsidiaries. Nothing in this Section 7.14 or otherwise shall require the Company or any of the Company Subsidiaries, prior to the Closing, to be an issuer or other obligor with respect to any of the Available Financing. The Company hereby consents to the reasonable use of its and the Company Subsidiaries’ logos in connection with the Available Financing; provided, that such logos shall be used solely in a manner that is not intended or reasonably likely to harm, disparage or otherwise adversely affect the Company or any of the Company Subsidiaries.

(c) Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs incurred by the Company or the Company Subsidiaries or their respective Representatives in connection with such cooperation pursuant to this Section 7.14 and shall indemnify and hold harmless the Company and the Company Subsidiaries and their respective Representatives from and against any and all losses suffered or incurred by them in connection with the arrangement of the Available Financing, any action taken by them at the request of Parent or Acquisition Sub pursuant to this Section 7.14, and any information used in connection therewith (other than information provided in writing by the Company or the Company Subsidiaries specifically in connection with its obligations pursuant to this Section 7.14).

(d) For the avoidance of doubt, the parties hereto acknowledge and agree that the provisions contained in this Section 7.14 represent the sole obligation of the Company, the Company Subsidiaries and their respective Representatives with respect to cooperation in connection with the arrangement of any financing (including any Available Financing) to be obtained by Parent or Acquisition Sub with respect to the Transactions and no other provision of this Agreement (including the Exhibits and Schedules hereto) shall be deemed to expand or modify such obligations.

(e) All non-public or otherwise confidential information regarding the Company or its Subsidiaries obtained by Parent, Acquisition Sub, or any of their respective Representatives pursuant to this Section 7.14 shall be kept confidential in accordance with the Confidentiality Agreement. Notwithstanding the foregoing or anything to the contrary contained herein or in the Confidentiality Agreement, Parent and the Company, as the parties to the Confidentiality Agreement, hereby agree that the sharing of such confidential information with, and the use of such information by, the Debt Providers shall be permitted subject to the terms set forth in the Debt Commitment Letter so long as such information is disclosed subject to customary confidentiality arrangements.

ARTICLE VIII

CONDITIONS TO CONSUMMATION OF THE MERGER

Section 8.1. Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of each Party hereto to effect the Merger shall be subject to the satisfaction (or waiver, if permissible under applicable Law) at or prior to the Effective Time of the following conditions:

(a) Purchase of Shares of Company Common Stock. Acquisition Sub (or Parent on Acquisition Sub’s behalf) shall have accepted for payment all of the Company Shares validly tendered and not withdrawn pursuant to the Offer.

(b) No Legal Prohibition. No Governmental Entity of competent jurisdiction shall have (i) enacted, issued, promulgated, enforced or deemed applicable any Law that is in effect as of immediately prior to the expiration of the Offer, or (ii) issued or granted any orders, decrees or injunctions that is in effect as of immediately prior to the expiration of the Offer or as of the Effective Time, in each case of (i) or (ii), which has the effect of restraining, enjoining or otherwise prohibiting the consummation of the Offer or the Merger.

(c) Stockholder Approval. Solely in the event that Section 251(h) is not applicable and the stockholders of the Company are required under the DGCL to adopt this Agreement in order to consummate the Merger, then the requisite vote of the stockholders of the Company shall have been obtained in accordance with the DGCL and the Company Governing Documents; provided, that this Section 8.1(c) shall be deemed to be satisfied for all purposes of the Agreement until such time that a Party delivers a notice to the other Party that its board of directors has in good faith determined, after consultation with its outside legal counsel, that the Offer and the Merger cannot be effected pursuant to Section 251(h) of the DGCL and that Section 251(h) of the DGCL is inapplicable to the Agreement under applicable Law, specifying the reasons therefor.

ARTICLE IX

TERMINATION

Section 9.1. Termination. This Agreement may be terminated and the Offer, the Merger and the other Transactions may be abandoned, at any time before the Acceptance Time, as follows:

(a) by mutual written consent of Parent and the Company;

(b) by the Company, in the event that (i) there is not then existing a Company Terminating Breach and (ii) (A) Parent and/or Acquisition Sub shall have breached its respective covenants or agreements under this Agreement in any material respect, or (B) any of the representations and warranties of Parent or Acquisition Sub set forth in this Agreement shall have become inaccurate, which inaccuracy would reasonably be expected to have a Parent Material Adverse Effect (each of (A) and (B), a “Parent Terminating Breach”), in each of clauses (A) and (B) to the extent such breach, violation or inaccuracy is incapable of being cured, or is not cured by Parent and/or Acquisition Sub within the earlier of (x) thirty (30) calendar days following receipt of written notice from the Company of such breach, violation or inaccuracy (provided that such cure period shall be limited to three (3) business days with respect to (1) any failure to commence the Offer within the time period specified in Section 1.1(a) or (2) any change to the Offer in violation of the terms of this Agreement) or (y) the then-scheduled expiration date of the Offer (provided, for purposes of this clause (y), Parent may irrevocably extend the expiration date of the Offer to the thirtieth (30th) calendar day after the written notice contemplated in clause (x) in order to extend the cure period to thirty (30) calendar days);

(c) by Parent, in the event that (i) there is not then existing a Parent Terminating Breach and (ii) the Company shall have breached its covenants or agreements under this Agreement, or any of the representations and warranties of the Company set forth in this Agreement shall have become inaccurate, in either case such that the conditions to the Offer set forth in clause (D)(3) or (D)(4) to Annex II are not capable of being satisfied by the Outside Date (a “Company Terminating Breach”) and (iii) such breach, violation or inaccuracy is incapable of being cured, or is not cured, by the Company within thirty (30) calendar days following receipt of written notice from Parent of such breach, violation or inaccuracy;

(d) by either Parent or the Company, if the Acceptance Time shall not have occurred by 11:59 p.m., Eastern Time, on August 18, 2016 (the “Initial Outside Date” and, as such date may be extended, as applicable, in accordance with clauses (B) through (E) hereof, the “Outside Date”); provided, however, that (A) the right to terminate this Agreement pursuant to this Section 9.1(d) shall not be available to any Party whose action or failure to fulfill any obligation under this Agreement (including such Party’s obligations set forth in Section 7.2) has been a principal cause of or resulted in (i) any of the conditions to the Offer set forth in Annex II having failed to be satisfied and such action or failure to act constitutes a material breach of this Agreement or (ii) the expiration or termination of the Offer in accordance with the terms of this Agreement and the Offer without Acquisition Sub having accepted for payment any Company Shares tendered in the Offer and such action or failure to act constitutes a material breach of this Agreement; (B) if, as of the Initial Outside Date, any condition set forth in Annex II (as it relates to any Antitrust Laws) has not been satisfied and all other closing conditions set forth in Annex II have been satisfied or waived (other than any such conditions that by their nature are to be satisfied at the expiration of the Offer), then the Outside Date shall automatically be extended, without further action of the Parties until the one (1)-month anniversary of the Outside Date (such date, the “First Extended Outside Date”); (C) if, as of the First Extended Outside Date, any condition set forth in Annex II (as it relates to any Antitrust Laws) has not been satisfied and all other closing conditions set forth in Annex II have been satisfied or waived (other than any such conditions that by their nature are to be satisfied at the expiration of the Offer), then the Outside Date shall automatically be extended, without further action of the Parties until the one (1)-month anniversary of the First Extended Outside Date (such date, the “Second Extended Outside Date”); (D) if, as of the Second Extended Outside Date, any condition set forth in Annex II (as it relates to any Antitrust Laws) has not been satisfied and all other closing conditions set forth in Annex II have been satisfied or waived (other than any such conditions that by their nature are to be satisfied at the at the expiration of the Offer), then the Outside Date shall automatically be extended, without further action of the Parties until the one (1)-month anniversary of the Second Extended Outside Date; and (E) if, as of the Outside Date (as extended pursuant to clauses (B) through (D) hereof), Parent shall have delivered one or more Financing Extension Notices to the Company pursuant to Section 1.1(d)(ii) hereof, then the Outside Date shall be extended to such later time as Parent shall have specified in any such notice (but in no event later than November 18, 2016);

(e) by Parent, if, prior to the Acceptance Time, the Company Board of Directors shall have effected a Change of Recommendation;

(f) by either the Company or Parent if a Governmental Entity of competent jurisdiction (i) shall have issued a final, non-appealable order, injunction, decree or ruling in each case permanently restraining, enjoining or otherwise prohibiting the consummation of the Offer or the Merger (which the Parties shall have used all required efforts to resist, resolve or lift, as applicable, in accordance with Section 7.2) or (ii) shall have failed to issue an order, decree or ruling or to take any other action that is necessary to fulfill the conditions set forth in clauses (A) or (B) of Annex II and/or Section 8.1(b), and such denial of a request to issue such order, decree, ruling or the failure to take such other action shall have become final and nonappealable (which order, decree, ruling or other action the parties hereto shall have used all required efforts to obtain, in accordance with Section 7.2); provided, however, that the right to terminate this Agreement under this Section 9.1(f) shall not be available to any party hereto whose failure to comply with Section 7.2 has been the primary cause of, or resulted in, such action or inaction;

(g) by the Company in order to effect a Change of Recommendation and enter into a definitive agreement in connection with a Superior Proposal either concurrently with or immediately following such termination, provided that (i) the Company has complied in all material respects with the terms of Section 6.2(c) and Section 6.2(e)(ii), and (ii) immediately prior (and as a condition) to the termination of this Agreement, the Company pays to Parent the Termination Fee payable pursuant to Section 9.2(b); or

(h) by the Company, in the event that Parent and/or Acquisition Sub shall have failed to accept for payment, and pay for, all the Company Shares that are validly tendered and not withdrawn pursuant to the Offer at the Acceptance Time.

Section 9.2. Effect of Termination.

(a) In the event of the valid termination of this Agreement as provided in Section 9.1, written notice thereof shall forthwith be given to the other Party or Parties specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and there shall be no liability on the part of Parent, Acquisition Sub or the Company, except that the Confidentiality Agreement, Section 7.3, this Section 9.2 and Section 10.3 through Section 10.13 shall survive such termination; provided, however, that nothing herein shall relieve any Party from liability for a Willful Breach of this Agreement prior to such termination (which the Parties acknowledge and agree shall not be limited to reimbursement of out-of-pocket expenses or out-of-pocket costs, and may include the benefit of the bargain lost by (x) the Company or its stockholders (taking into consideration relevant matters, including the total amount payable to such stockholders under this Agreement and the time value of money) which shall be deemed in such event to be damages of the Company (including on behalf of stockholders as third party beneficiaries hereof, which, for the avoidance of doubt, shall only be enforceable on behalf of such stockholders by the Company), or (y) Parent, as applicable); provided further that, notwithstanding the foregoing or anything to the contrary contained in this Agreement, except in the event that this Agreement is terminated (1) by the Company pursuant to Section 9.1(b) as a result of a Willful Breach by Parent of Section 7.2(a), 7.2(b) or 7.2(c), (2) by the Company or Parent pursuant to Section 9.1(d) if a Willful Breach by Parent of Section 7.2(a), 7.2(b) or 7.2(c) was a principal cause of, or resulted in, the failure of the Transactions to be consummated by the Outside Date and (3) by the Company pursuant to Section 9.1(f) if a primary cause of the applicable order, injunction, decree or ruling (or applicable failure to issue an order, injunction, decree or ruling) was, or the applicable order, injunction, decree or ruling (or applicable failure to issue an order, injunction, decree or ruling) resulted from, Parent’s Willful Breach of Section 7.2(a), 7.2(b) or 7.2(c), the Company (including on behalf of stockholders) shall not be entitled to recover any amounts, and neither Parent nor Acquisition Sub shall have any liability (other than expressly pursuant to Section 9.2(c)), in the event that the Company is entitled to the payment of the Regulatory Fee and the Regulatory Fee is paid in accordance with Section 9.2(c)); provided further that, notwithstanding the foregoing or anything to the contrary contained in this Agreement, in the event that the Company is entitled to payment of and is paid the Parent Termination Fee pursuant to Section 9.2(d) (unless (x) this Agreement is terminated by the Company pursuant to Section 9.1(h) (other than as a result of Parent’s or Acquisition Sub’s inability to obtain the Requisite Financing, except in the circumstance described in clause (y) of this proviso), or (y) Parent’s or Acquisition Sub’s Willful Breach of Section 7.13 is a material cause of the failure of such Requisite Financing to be available), the Company (including on behalf of stockholders) shall not be entitled to recover any amounts in excess of the Parent Termination Fee.

(b) Termination Fee.

(i) If (A) Parent or the Company terminates this Agreement pursuant to Section 9.1(d), (B) an Acquisition Proposal shall have been publicly disclosed and not withdrawn after the date of this Agreement and prior to the date of such termination, (C) each condition set forth in Annex II (as it relates to any Antitrust Laws) has been satisfied at the time this Agreement is terminated, (D) there is no Parent Terminating Breach and (E) any Acquisition Proposal is consummated within twelve (12) months of such termination, within two (2) business days after the date any such Acquisition Proposal is consummated the Company shall pay to Parent a fee of $72,000,000 in cash (the “Termination Fee”). Solely for purposes of this Section 9.2(b)(i), the term “Acquisition Proposal” shall have the meaning assigned to such term in Annex I, except that all references to “15%” or “85%” therein shall be deemed to be references to “50%”.

(ii) If (A) Parent terminates this Agreement pursuant to Section 9.1(c) as a result of a breach of the Company’s covenants or agreements under this Agreement, and (B) an Acquisition Proposal shall have been received by the Company after the date of this Agreement and prior to such termination, and (C) any Acquisition Proposal is consummated within twelve (12) months of such termination, within two (2) business days after the date any Acquisition Proposal is consummated the Company shall pay to Parent the Termination Fee. Solely for purposes of this Section 9.2(b)(ii), the term “Acquisition Proposal” shall have the meaning assigned to such term in Annex I, except that all references to “15%” or “85%” therein shall be deemed to be references to “50%”.

(iii) If (A) Parent terminates this Agreement pursuant to Section 9.1(e) within ten (10) business days following the date on which Parent shall have become aware of the matter giving rise to the termination right pursuant to Section 9.1(e), then promptly (and in any event within two (2) business days) after such termination, the Company shall pay or cause to be paid to Parent the Termination Fee; or (B) the Company terminates this Agreement pursuant to Section 9.1(g), then immediately prior to (and as a condition to) such termination, the Company shall pay or cause to be paid to Parent the Termination Fee.

(iv) In the event any amount is payable by the Company pursuant to the preceding clauses (i), (ii) or (iii), such amount shall be paid by wire transfer of immediately available funds to an account designated in writing by Parent. Notwithstanding anything to the contrary in this Agreement, payment of the Termination Fee is not a penalty and shall constitute liquidated damages as a reasonable amount that will compensate Parent and Acquisition Sub in the circumstances upon which the Termination Fee is payable for the efforts and resources expended and opportunity foregone with respect to the consummation of the Transactions which would otherwise be impossible to calculate with precision, and from and after such termination as described in this Section 9.2(b), the Company shall have no further liability or obligations of any kind in connection with this Agreement or the termination contemplated hereby other than as provided under this Section 9.2(b). For the avoidance of doubt, in no event shall the Company be obligated to pay the Termination Fee on more than one occasion.

(c) Regulatory Fee. If this Agreement is terminated (i) by the Company or Parent pursuant to Section 9.1(f), or (ii) (A) by the Company pursuant to Section 9.1(b) due to a breach of Parent of Section 7.2 or (B) by the Company or Parent pursuant to Section 9.1(d) and, in the case of this clause (ii), any condition set forth in Annex II (as it relates to any Antitrust Laws) has not been satisfied at the time this Agreement is terminated and all other conditions set forth in Annex II have been satisfied or waived (other than the Minimum Condition or any conditions that by their nature are to be satisfied at the expiration of the Offer (so long as such conditions are then capable of fulfillment)), then Parent will, within two (2) business days following any such termination, pay by wire transfer of immediately available funds to an account designated in writing by Company a fee in the amount of $180,000,000 (the “Regulatory Fee”). In the event any amount is payable by Parent pursuant to this Section 9.2(c), such amount shall be paid by wire transfer of immediately available funds to an account designated in writing by the Company. For the avoidance of doubt, in no event shall Parent be obligated to pay the Regulatory Fee on more than one occasion. Except as provided in Section 9.2(a), payment of the Regulatory Fee is not a penalty and shall constitute liquidated damages as a reasonable amount that will compensate the Company in the circumstances upon which the Regulatory Fee is payable for the efforts and resources expended and opportunity foregone with respect to the consummation of the Transactions which would otherwise be impossible to calculate with precision, and, except as provided in Section 9.2(a), from and after such termination as described in this Section 9.2(c), the Company shall have no further liability or obligations of any kind in connection with this Agreement or the termination contemplated hereby other than as provided under this Section 9.2(c).

(d) Parent Termination Fee. If (i) this Agreement is terminated by the Company pursuant to Section 9.1(h), or (ii) (x) this Agreement is terminated by Parent or the Company for any reason (other than a termination pursuant to Section 9.1(a) or a termination by Parent pursuant to Section 9.1(c) as a result of a Willful Breach by the Company of its covenants after the date of any Financing Extension Notice) and (y) prior to such termination, Parent shall have delivered a Financing Extension Notice, then Parent shall pay to the Company a termination fee of $215,000,000 (the “Parent Termination Fee”). In the event any amount is payable by Parent pursuant to this Section 9.2(d), such amount shall be paid by wire transfer of immediately available funds to an account designated in writing by the Company. For the avoidance of doubt, in no event shall Parent be obligated to pay the Parent Termination Fee on more than one occasion. Except as provided in Section 9.2(d), payment of the Parent Termination Fee pursuant to this Section 9.2(d) (unless (x) this Agreement is terminated by the Company pursuant to Section 9.1(h) (other than as a result of Parent’s or Acquisition Sub’s inability to obtain the Requisite Financing, except in the circumstance described in clause (y) of this sentence), or (y) Parent’s or Acquisition Sub’s Willful Breach of Section 7.13 is a material cause of the failure of such Requisite Financing to be available) is not a penalty and shall constitute liquidated damages as a reasonable amount that will compensate the Company in the circumstances upon which the Parent Termination Fee is payable for the efforts and resources expended and opportunity foregone with respect to the consummation of the Transactions which would otherwise be impossible to calculate with precision, and, from and after such termination as described in this sentence, the Company shall have no further liability or obligations of any kind in connection with this Agreement or the termination contemplated hereby other than as provided under this Section 9.2(d).

(e) Integral Part of the Transactions. Each Party acknowledges that the agreements contained in this Section 9.2 are an integral part of the Transactions and that without these agreements, neither the Company nor Parent would have entered into this Agreement; accordingly, if the Company or Parent fails to promptly pay amounts due pursuant to this Section 9.2 and, in order to obtain such payment Parent or the Company, respectively, commences a suit which results in a judgment against the Company or Parent, respectively, for the amount of the Termination Fee, the Parent Termination Fee or Regulatory Fee, respectively, set forth in this Section 9.2, the Company or Parent, respectively, shall pay Parent’s or the Company’s, respectively, reasonable costs and expenses (including reasonable attorneys’ fees and expenses of enforcement) in connection with such suit, together with interest on the amounts owed at the prime lending rate prevailing at such time, as published in the Wall Street Journal from the date such amounts were required to be paid until the date actually received by Parent or the Company, as applicable.

ARTICLE X

MISCELLANEOUS

Section 10.1. Amendment and Modification; Waiver.

(a) Subject to applicable Law and except as otherwise provided in this Agreement, this Agreement may be amended, modified and supplemented by written agreement of the Parties (by action taken by their respective boards of directors). This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

(b) At any time and from time to time prior to the Effective Time, either the Company, on the one hand, or Parent and Acquisition Sub, on the other hand, may, to the extent legally allowed and except as otherwise set forth herein, (i) extend the time for the performance of any of the obligations or other acts of Parent, Acquisition Sub or the Company, as applicable, (ii) waive any inaccuracies in the representations and warranties made to Parent or the Company contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the agreements or conditions for the benefit of any Parent, Acquisition Sub or the Company contained herein. Any agreement on the part of Parent, Acquisition Sub or the Company to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of Parent or the Company, as applicable. Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.

(c) Notwithstanding the foregoing, any amendment, waiver, modification or supplement of this Section 10.1(c) or the last sentence of Section 10.8(b), Section 10.10(a), Section 10.10(c), Section 10.11, Section 10.12 or Section 10.14, in each case to the extent such amendment would directly impact, or is adverse to, the interests of the Debt Providers in their capacities as such under such Section, shall also be approved by written consent of such Debt Provider (or by the party to the Debt Commitment Letter (or any debt document resulting therefrom) affiliated with such Debt Provider.

Section 10.2. Non-Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Effective Time. This Section 10.2 shall not limit any covenant or agreement of the Parties which by its terms contemplates performance after the Effective Time.

Section 10.3. Expenses. Except as otherwise expressly provided in this Agreement, all Expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such Expenses.

Section 10.4. Transfer Taxes. Except as otherwise provided in Sections 1.1(d) and 3.2(b), all transfer, documentary, sales, use, stamp, registration and other similar Taxes and fees imposed with respect to the transfer of Company Common Stock pursuant to the Offer or the Merger shall be borne by Parent or Acquisition Sub and expressly shall not be a liability of holders of Company Common Stock.

Section 10.5. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally (notice deemed given upon receipt), telecopied (notice deemed given upon confirmation of receipt), sent by a nationally recognized overnight courier service, such as Federal Express (notice deemed given upon receipt of proof of delivery) or solely with respect to the Company sent by e-mail (notice deemed given upon return of a read receipt), to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

if to Parent or Acquisition Sub, to:

ON Semiconductor Corporation
5005 E. McDowell Road
Phoenix, AZ 85008
Attention:	General Counsel, Sonny Cave
Facsimile:	(602) 244-5500

with a copy to:

Morrison & Foerster LLP
425 Market Street
San Francisco, CA 94105
Attention:	Eric McCrath
Lauren Bellerjeau
Facsimile:	(415) 276-7159

and

if to the Company, to:

Fairchild Semiconductor International, Inc. 3030 Orchard Parkway San Jose, CA 95134 Attention: Paul Delva E-mail: corporate.legal@fairchildsemi.com with copies to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10282
Attention:	David C. Karp
Ronald C. Chen
Facsimile:	(212) 403-2117

Section 10.6. Interpretation. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” As used in this Agreement, the term “affiliates” shall have the meaning set forth in Rule 12b-2 of the Exchange Act. The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof. All references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires. The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

Section 10.7. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be considered one and the same agreement and shall become effective when a counterpart hereof shall have been signed by each of the Parties and delivered to the other Parties.

Section 10.8. Entire Agreement; Third-Party Beneficiaries.

(a) This Agreement (including the Company Disclosure Letter and the Parent Disclosure Letter) and the Confidentiality Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all other prior agreements (except that the Confidentiality Agreement shall be deemed amended hereby so that until the termination of this Agreement in accordance with Section 9.1 hereof, Parent and Acquisition Sub shall be permitted to take the actions contemplated by this Agreement) and understandings, both written and oral, among the Parties or any of them with respect to the subject matter hereof and thereof.

(b) Except (i) as provided in Section 7.4, and Section 7.11 and Section 9.2(a), and (ii) the rights of holders of Company Common Stock and Company Equity Awards to receive the payments provided for in Article III hereof, neither this Agreement (including the Company Disclosure Letter and the Parent Disclosure Letter) nor the Confidentiality Agreement are intended to confer upon any Person other than the Parties any rights or remedies hereunder. Notwithstanding anything to the contrary herein, this sentence and Sections 10.1(c), 10.10(a), 10.10(c), 10.11, 10.12 and 10.14 (in each case, to the extent relating to the Debt Providers) are intended to be for the benefit of, and shall be enforceable by, the Debt Providers, who shall be express third-party beneficiaries of such Sections (in each case, to the extent relating to the Debt Providers).

Section 10.9. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Offers and the Merger is not affected in any manner adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the Offer and the Merger are fulfilled to the extent possible.

Section 10.10. Governing Law; Jurisdiction.

(a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to conflicts of laws principles that would result in the application of the Law of any other state; provided, however, except as otherwise provided in the Debt Commitment Letter, that any legal suit, action, litigation, proceeding or claim against any Debt Provider (whether in law or equity or in contract, tort or otherwise) shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflicts of laws rules or provisions (whether of the State of New York or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of New York.

(b) Each of the Parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the Parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof, (iii) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any such action or proceeding in such courts and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in such courts. Each of the Parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party to this Agreement irrevocably consents to service of process inside or outside the territorial jurisdiction of the courts referred to in this Section 10.10(b) in the manner provided for notices in Section 10.5. Nothing in this Agreement will affect the right of any Party to this Agreement to serve process in any other manner permitted by Law.

(c) Notwithstanding anything to the contrary in this Agreement, each of the Parties irrevocably agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or nature (whether in law, in contract in tort or otherwise) relating to the transactions contemplated hereby against any Debt Provider in connection with this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating to the Debt Financing, the Debt Commitment Letter or the performance thereof or the transactions contemplated thereby, anywhere other than in the exclusive jurisdiction of the Supreme Court of the State of New York sitting in the Borough of Manhattan or the United States District Court for the Southern District of New York sitting in the Borough of Manhattan (and, in each case, the appellate courts thereof) and agrees that it will not (and will not support anyone else) in bringing any such action, proceeding or counterclaim in any court other than the aforesaid courts. The Parties hereby consent to and grant any such court exclusive jurisdiction over the person of such parties for the purposes of any such action, cause of action, claim, cross-claim or third-party claim and, to the extent permitted by Law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in this Agreement or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.

Section 10.11. Waiver of Jury Trial. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE MERGER AND OTHER TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, INCLUDING, IN EACH CASE, ANY PROCEEDING AGAINST ANY DEBT PROVIDER ARISING OUT OF THIS AGREEMENT, THE DEBT COMMITMENT LETTER OR THE DEBT FINANCING. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.11.

Section 10.12. Assignment. This Agreement shall not be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Parties, except that Parent and the Acquisition Sub may assign any or all of their rights under this Agreement to any Debt Provider (or any agent or representative thereof) in connection with the Debt Financing as collateral security. Subject to the preceding sentence, but without relieving any Party of any obligation hereunder, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

Section 10.13. Enforcement; Remedies.

(a) Except as otherwise expressly provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

(b) The Parties agree that irreparable injury will occur in the event that any of the provisions of this Agreement is not performed in accordance with its specific terms or is otherwise breached. It is agreed that prior to the valid termination of this Agreement pursuant to Article IX, each Party shall be entitled to an injunction or injunctions to prevent or remedy any breaches or threatened breaches of this Agreement by any other Party, to a decree or order of specific performance to specifically enforce the terms and provisions of this Agreement (including, without limitation, Parent’s and Acquisition Sub’s obligations under Section 7.13 and the Company’s obligations under Section 7.14).

(c) The Parties’ rights in this Section 10.13 are an integral part of the Transactions and each Party hereby waives any objections to any remedy referred to in this Section 10.13 (including any objection on the basis that there is an adequate remedy at Law or that an award of such remedy is not an appropriate remedy for any reason at Law or equity). Each Party agrees that there is not an adequate remedy at Law for a breach of this Agreement by any Party. In the event any Party seeks any remedy referred to in this Section 10.13, such Party shall not be required to obtain, furnish, post or provide any bond or other security in connection with or as a condition to obtaining any such remedy.

Section 10.14. No Recourse; Waiver of Claims. Notwithstanding anything to the contrary contained herein, the Company hereby irrevocably waives any rights or claims against any Debt Provider in connection with this Agreement, the Debt Commitment Letter and the Debt Financing or any of the transactions contemplated hereby and the Company agrees not to commence any action or proceeding against any Debt Provider in connection with this Agreement, the Debt Commitment Letter or the Debt Financing or any of the transactions contemplated hereby and agrees to cause any such action or proceeding asserted by the Company in connection with this Agreement, the Debt Commitment Letter or the Debt Financing or any of the transactions contemplated hereby to be dismissed or otherwise terminated. In furtherance and not in limitation of the foregoing waiver, it is acknowledged and agreed that no Debt Provider shall have any liability for any claims or damages to the Company in connection with this Agreement, the Debt Commitment Letter or the Debt Financing or the transactions contemplated hereby.

(Remainder of Page Intentionally Left Blank)

IN WITNESS WHEREOF, Parent, Acquisition Sub and the Company have caused this Agreement to be signed and delivered by their respective officers thereunto duly authorized as of the date first written above.

ON SEMICONDUCTOR CORPORATION

By	/s/ Bernard Gutmann
	Name:	Bernard Gutmann
	Title:	EVP and CFO

FALCON OPERATIONS SUB, INC.

By	/s/ Bernard Gutmann
	Name:	Bernard Gutmann
	Title:	Treasurer

FAIRCHILD SEMICONDUCTOR INTERNATIONAL, INC.

By	/s/ Mark S. Thompson
	Name:	Mark S. Thompson
	Title:	CEO

[Signature Page to Agreement and Plan of Merger]

Annex I

Certain Defined Terms

For the purposes of this Agreement, the term:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that does not prohibit or restrict compliance by the Company with the provisions of Section 6.2(c) and contains terms that are no less favorable in the aggregate to the Company, as applicable, than those contained in the Confidentiality Agreement; provided, however, that an Acceptable Confidentiality Agreement shall not be required to contain any standstill or similar provisions or otherwise prohibit the making or amendment of any Acquisition Proposal.

“Acquisition Proposal” means any written or oral inquiry, offer, proposal or indication of interest from a Person or group (other than, for the avoidance of doubt, a proposal or offer by Parent or the Parent Subsidiaries) at any time relating to, or reasonably expected to lead to, a transaction or series of transactions involving: (i) any acquisition or purchase by any Person or group, directly or indirectly, of more than fifteen percent (15%) of any class of outstanding equity securities of the Company, or any tender offer or exchange offer that, if consummated, would result in any Person or group beneficially owning more than fifteen percent (15%) of any class of outstanding equity securities of the Company; (ii) any merger, consolidation, share exchange, business combination, joint venture, recapitalization, reorganization or other similar transaction involving the Company or the Company Subsidiaries and a Person or group pursuant to which the stockholders of the Company immediately preceding such transaction hold less than eighty-five percent (85%) of the equity interests in the surviving or resulting entity of such transaction; (iii) any sale, lease, exchange, license, transfer or other disposition to a Person or group of more than fifteen percent (15%) of the consolidated assets, revenues, net income or businesses of the Company and the Company Subsidiaries, taken as a whole; or (iv) any liquidation or dissolution of the Company.

“Antitrust Laws” mean any antitrust, competition or trade regulation Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition, including the HSR Act.

“business days” means any day, other than a Saturday, Sunday and any day which is a legal holiday under the Laws of the State of California or is a day on which banking institutions located in California are authorized or required by applicable Law or other governmental action to close.

“Change of Recommendation” means any of the following actions by the Company Board of Directors or any committee thereof: (i) withholding or withdrawing (or modifying, amending or qualifying in a manner adverse to Parent) or proposing publicly to withhold or withdraw (or modify, amend or qualify in a manner adverse to Parent), the Company Board Recommendation, (ii) failing to make the Company Board Recommendation or failing to include the Company Board Recommendation in the Schedule 14D-9, in each case, subject to the terms and conditions of this Agreement, (iii) approving, recommending or otherwise declaring to be advisable or proposing to approve, recommend or determine to be advisable any Acquisition Proposal (other than the Company Board Recommendation), (iv) failing to recommend against the acceptance of any tender offer or exchange offer (other than the Offer) within ten (10) business days following the commencement of such offer, or (v) failing to publicly reaffirm the Company Board Recommendation within ten (10) business days after receipt of a written request by Parent to provide such reaffirmation (which request may not be made more than twice with respect to any Acquisition Proposal).

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Bylaws” means the bylaws of the Company, as amended and in effect as of the date of this Agreement.

“Company Certificate” means the Third Restated Certificate of Incorporation of the Company in effect on the date of this Agreement.

“Company Equity Awards” means the Company Options, Company RSU Awards, Company PU Awards and Company DSU Awards.

“Company Governing Documents” means the Company Bylaws and the Company Certificate.

“Company Material Adverse Effect” means a change, event or effect that is materially adverse to the business, results of operations or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole, but shall not include changes, events or effects relating to or resulting from: (i) changes or developments in economic or political conditions or in securities, credit or financial markets, including changes in interest rates and changes in exchange rates, (ii) changes or developments in or affecting the industries in which the Company and the Company Subsidiaries operate, including changes in Law or regulation affecting such industries, (iii) the execution and delivery of this Agreement or the public announcement or pendency of the Offer or Merger or the other Transactions, including the impact thereof on the relationships, contractual or otherwise, of the Company or any of the Company Subsidiaries, including with employees, customers, suppliers, distributors or partners, (iv) the identity of Parent or any of its affiliates as the acquiror of the Company, or its or their plans for the Company, (v) compliance with the terms of, or the taking of any action required by, this Agreement or consented to by Parent, (vi) any acts of terrorism or war, acts of God, natural disasters, weather conditions or other calamities, (vii) changes in GAAP or the interpretation thereof, (viii) any stockholder class action, derivative or similar litigation relating to this Agreement or the Transactions, (ix) any failure to meet internal or published projections, forecasts or revenue or earning predictions for any period, including analyst expectations or projections, forecasts or predictions or (x) any decrease or decline in the market price or trading volume of the Company Common Stock (provided that, in the case of clauses (ix) and (x), the facts and circumstances underlying any such failure, decrease or decline may be taken into account in determining whether a Company Material Adverse Effect has occurred), except in the case of clauses (i), (ii), (vi) and (vii) to the extent that the Company and the Company Subsidiaries, taken as a whole, are disproportionately affected thereby relative to other peers in the industries in which the Company and the Company Subsidiaries operate.

“Company Subsidiaries” means the Subsidiaries of the Company.

“Confidentiality Agreement” means the Confidentiality Agreement, dated September 14, 2015, between Parent and the Company.

“Contract” means any legally binding agreement, contract, subcontract, settlement agreement, lease, sublease, understanding, note, option, bond, mortgage, indenture, trust document, loan or credit agreement, license, sublicense, insurance policy or other legally binding commitment or undertaking of any nature as in effect as of the date hereof, in each case, whether written or oral.

“Credit Agreement” means that certain Credit Agreement, dated as of September 26, 2014, among the Company, Fairchild Semiconductor Corporation, the lenders party thereto, and Bank of America, N.A., as administrative agent, as amended from time to time.

“Customs and International Trade Laws” means any Law, order, permit or other decision or requirement having the force or effect of Law and as amended from time to time, of any Governmental Entity, concerning the importation of products, the exportation or reexportation of products (including technology and services), the terms and conduct of international transactions, and the making or receiving of international payments, including, as applicable, the Tariff Act of 1930 and other Laws and programs administered or enforced by U.S. Customs and Border Protection and U.S. Immigration and Customs Enforcement, and their predecessor agencies, Export Administration Act of 1979, Export Administration Regulations, International Emergency Economic Powers Act, Trading With the Enemy Act, Arms Export Control Act, International Traffic in Arms Regulations, Executive Orders of the President regarding embargoes and restrictions on transactions with designated entities, the embargoes and restrictions administered by the U.S. Department of the Treasury, Office of Foreign Assets Control and the antiboycott Laws administered by the U.S. Departments of Commerce and Treasury, and any similar customs and international trade laws in any jurisdiction in which Company and any Company Subsidiary conducts business.

“Environmental Law” means any and all applicable Law which relate to (i) the protection, preservation or restoration of the environment (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or (ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances, in each case as in effect as of the date hereof.

“Environmental Permits” means any material permit, license, authorization or approval required under applicable Environmental Laws.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated and rulings issued thereunder.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“Expenses” means all out-of-pocket expenses (including all fees and expenses of counsel, financing sources, accountants, investment bankers, experts and consultants to a Party and its affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, filing and mailing of the Offer Documents, Schedule 14D-9, any other filings with the SEC and all other matters related to the closing of the Offer, the Merger and the other Transactions.

“Governmental Entity” means (i) any national, federal, state, county, municipal, local, or foreign government or any entity exercising executive, legislative, judicial, regulatory, taxing, or administrative functions of or pertaining to government, (ii) any public international governmental organization, or (iii) any agency, division, bureau, department, or other political subdivision of any government, entity or organization described in the foregoing clauses (i) or (ii) of this definition.

“Hazardous Substances” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, chemical compound, hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Laws, including any quantity of petroleum product or byproduct, solvent, flammable or explosive material, radioactive material, asbestos, lead paint, polychlorinated biphenyls (or PCBs), dioxins, dibenzofurans, heavy metals, radon gas, mold, mold spores, and mycotoxins.

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means with respect to any Person, without duplication, all obligations of such Person (a) for borrowed money, whether secured or unsecured, (b) evidenced by notes, debentures or similar Contracts, (c) in respect of outstanding letters of credit to the extent drawn and not reimbursed and (d) any guarantee (other than customary non-recourse carve-out or “badboy” guarantees), keepwell or similar arrangement for any of the foregoing. Notwithstanding the foregoing, Indebtedness shall not include (A) any obligations or indebtedness among the Company and its wholly owned Company Subsidiaries or among wholly owned Company Subsidiaries, and (B) guarantees by the Company of obligations or indebtedness of Company Subsidiaries or guarantees by Company Subsidiaries of obligations or indebtedness of the Company or any Company Subsidiary.

“Intellectual Property” means all rights in or to all U.S. or foreign: (a) inventions (whether or not patentable), patents and patent applications and any other governmental grant for the protection of inventions or industrial designs, (b) trademarks, service marks, trade dress, logos, brand names, trade names and corporate names, whether registered or unregistered, and the goodwill associated therewith, together with any registrations and applications for registration thereof, (c) copyrights, whether registered or unregistered, and any registrations and applications for registration thereof, (d) trade secrets and confidential information, including know-how, concepts, methods, processes, designs, schematics, drawings, formulae, technical data, specifications, research and development information, technology, and business plans, (e) domain name registrations, and (f) mask works, whether registered or unregistered, and any registrations and applications for registration thereof.

“Intervening Event” means a material event, change, condition, fact, development, circumstance or occurrence (other than, and not related to, an Acquisition Proposal) that affects the business, assets or operations of the Company and the Company Subsidiaries that was neither known nor reasonably foreseeable by the Company Board of Directors as of the date hereof (assuming consultation with the executive officers of the Company), did not result from or arise out of the announcement or pendency of, or any actions required to be taken pursuant to (or prohibited by) this Agreement and did not result from a Willful Breach of this Agreement by the Company.

“knowledge” means the actual knowledge of (a) the Persons listed in Section A of the Parent Disclosure Letter with respect to Parent or Acquisition Sub, or (b) the Persons listed in Section A of the Company Disclosure Letter with respect to the Company, in each case, after familiarizing himself or herself with the terms and conditions of this Agreement.

“Law” means any law, requirement, statute, code, rule, regulation, order, ordinance, judgment or decree or other pronouncement of any Governmental Entity having the effect of law.

“Lien” means any lien (statutory or otherwise), pledge, hypothecation, mortgage, security interest, encumbrance, claim, option, right of first refusal, preemptive right, preference, priority, community property interest or similar restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, or any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“NASDAQ” means the NASDAQ Capital Market.

“Parent Material Adverse Effect” means an event or effect that prevents or materially delays or materially impairs the ability of Parent or Acquisition Sub (i) to satisfy the conditions precedent to the consummation of the Offer, the Merger or the other Transactions or (ii) to perform its obligations under this Agreement, to pay the Merger Consideration or to consummate the Offer or the Merger and the other Transactions.

“Parent Stock Exchange” means NASDAQ.

“Parent Subsidiaries” means the Subsidiaries of Parent.

“Permitted Liens” means any Lien (i) for Taxes or governmental assessments, charges or claims of payment not yet due and payable for which adequate accruals or reserves have been established on the financial statements, (ii) which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Lien arising in the ordinary course of business and for which payment is not yet due, (iii) which would not reasonably be expected to materially impair the continued ownership or possession of the applicable property by the Company and its Subsidiaries or the use by the Company and its Subsidiaries of the applicable property under the terms and for the purposes for which the property is currently being used, (iv) Liens securing obligations under or pursuant to the Credit Agreement, or (v) Liens securing obligations under hedging transactions incurred in the ordinary course of business.

“Person” means a natural person, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Entity or other entity or organization.

“Real Property Lease” means any lease, sublease, license or other occupancy agreement to which the Company or any of the Company Subsidiaries is a party as tenant for real property.

“Representatives” means, when used with respect to any Person, the directors, officers, managers, employees, consultants, financial advisors, accountants, legal counsel, investment bankers, and other agents, advisors and representatives of such Person and its Subsidiaries.

“Required Financial Information” means (a) audited consolidated balance sheets and related statements of operations and cash flows of the Company and the Company Subsidiaries for the three (3) most recently completed fiscal years ended at least ninety (90) days prior to the Closing Date, and (b) unaudited consolidated balance sheets and related statements of operations and cash flows of the Company and the Company Subsidiaries for each subsequent fiscal quarter ended at least forty five (45) days prior to the Closing Date (but, excluding the fourth quarter of any fiscal year).

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the United States Securities Act of 1933, as amended.

“Subsidiary” or “Subsidiaries” means with respect to any Person, any corporation, limited liability company, partnership or other organization, whether incorporated or unincorporated, of which (a) at least a majority of the outstanding shares of capital stock of, or other equity interests, having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries or (b) with respect to a partnership, such Person or any other Subsidiary of such Person is a general partner of such partnership.

“Superior Proposal” means a bona fide unsolicited written Acquisition Proposal made after the date hereof (with references to 15% and 85% being deemed to be replaced with references to 50%), which the Company Board of Directors determines in good faith after consultation with the Company’s outside legal and financial advisors (taking into account legal, financial, regulatory and other aspects of the Acquisition Proposal and the Person making the Acquisition Proposal and such factors as the Company Board of Directors considers to be appropriate) to be more favorable to the stockholders of the Company than the Offer and the Merger, taking into account any adjustment to the terms and conditions of the Offer and the Merger proposed by Parent pursuant to the terms of this Agreement.

“Takeover Statutes” mean any “business combination,” “control share acquisition,” “fair price,” “moratorium” or other takeover or anti-takeover statute or similar Law.

“Tax” or “Taxes” means any and all taxes, levies, imposts and other similar charges imposed by any Governmental Entity or domestic or foreign taxing authority, including, income, franchise, windfall or other profits, gross receipts, premiums, property, sales, use, net worth, capital stock, payroll, employment, social security, unemployment, excise, withholding, ad valorem, stamp, transfer, value-added, gains tax, environmental, real property, personal property, registration, alternative or add-on minimum, or estimated tax, including any interest, penalty, additions to tax or additional amounts imposed with respect thereto.

“Tax Return” means any report, return, claim for refund, election, estimated tax filing or declaration required to be filed with any Governmental Entity or domestic or foreign taxing authority with respect to Taxes, including any amendments thereof.

“Willful Breach” means a deliberate act or a deliberate failure to act, taken or not taken with the actual knowledge that such act or failure to act constitutes in and of itself a material breach of this Agreement, regardless of whether breaching was the object of the act or failure to act.

Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

401(k) Plan	Section 7.7(d)
Acceptance Time	Section 1.1(d)
Acquisition Sub	Preamble
Aggregate Cash Amount	Section 5.7(a)
Agreement	Preamble
Arrangements	Section 7.10
Book-Entry Shares	Section 3.1(a)
Bribery Legislation	Section 4.13(a)
Cancelled Shares	Section 3.1(b)
Certificate of Merger	Section 2.3(a)
Certificates	Section 3.1(a)
Closing	Section 2.2
Closing Date	Section 2.2
Company	Preamble
Company Benefit Plans	Section 4.11(a)
Company Board of Directors	Recitals
Company Board Recommendation	Recitals
Company Capitalization Date	Section 4.2(a)
Company Common Stock	Recitals
Company Compensation Committee	Section 7.10
Company Disclosure Letter	Article IV
Company DSU Award	Section 3.4(d)
Company Leased Real Property	Section 4.19(b)
Company License-In Agreement	Section 4.17(c)

Company LTIP Award	Section 7.7(d)
Company Option	Section 3.4(a)
Company Permits	Section 4.9(b)
Company Preferred Stock	Section 4.2(a)
Company PU Award	Section 3.4(c)
Company RSU Award	Section 3.4(b)
Company SEC Documents	Section 4.5(a)
Company Shares	Recitals
Company Terminating Breach	Section 9.1(c)
Continuing Employees	Section 7.7(a)
Creators	Section 4.17(f)
D&O Insurance	Section 7.4(c)
Debt Commitment Letter	Section5.7(a)
Debt Financing	Section 5.7(a)
Debt Financing Agreements	Section7.13(b)
Debt Providers	Section 5.7(a)
DGCL	Recitals
Dissenting Shares	Section 3.3(a)
DOJ	Section 7.2(b)
Effective Time	Section 2.3(a)
Enforceability Limitations	Section 4.3(c)
Exchange Fund	Section 3.2(a)
FCPA	Section 4.13(a)
Financing Extension Notice	Section1.1(c)(ii)(C)
First Extended Outside Date	Section9.1(d)
FTC	Section 7.2(b)
GAAP	Section 4.5(b)
Indemnified Parties	Section 7.4(a)
Initial Outside Date	Section 9.1(d)
Major Customers	Section 4.21
Major Suppliers	Section 4.21
Material Contract	Section 4.20(a)
Merger	Recitals
Merger Consideration	Section 3.1(a)
Minimum Condition	Section 1.1(a)(i)
New Plans	Section 7.7(b)
Offer	Recitals
Offer Closing	Section 2.6
Offer Documents	Section 1.1(e)(i)(1)
Offer Price	Section 1.1(a)
Offer to Purchase	Section 1.1(a)
Old Plans	Section 7.7(b)
Outside Date	Section 9.1(d)
Parent	Preamble
Parent Disclosure Letter	Article V
Parent Governing Documents	Section 5.1(a)

Parent Terminationg Breach	Section 9.1(b)
Parties	Preamble
Party	Preamble
Paying Agent	Section 3.2(a)
Regulatory Fee	Section 9.2(c)
Requisite Financing	Section1.1(c)(ii)(C)
Retention Program	Section 7.7(f)
Sarbanes Oxley Act	Section 4.6
Schedule 14D-9	Section 1.2(b)
Schedule TO	Section 1.1(e)(i)(1)
Second Extended Outside Date	Section 9.1(d)
Secretary of State	Section 2.3(a)
Stockholders Meeting	Section 7.11
Surviving Corporation	Section 2.1
Termination Fee	Section 9.2(b)(i)
Transactions	Recitals

Annex II

Conditions to the Offer

Notwithstanding any other provisions of the Offer, but subject to compliance with the terms and conditions of that certain Agreement and Plan of Merger (the “Agreement”) to which this Annex II is attached (capitalized terms that are used but not otherwise defined in this Annex II shall have the respective meanings ascribed thereto in the Agreement), and in addition to (and not in limitation of) the rights or obligations of Acquisition Sub to extend, amend or terminate the Offer pursuant to the terms and conditions of the Agreement, Acquisition Sub shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC (including Rule 14e-1(c) promulgated under the Exchange Act), pay for any Company Shares that are validly tendered in the Offer and not withdrawn prior to the expiration of the Offer in the event that, at or immediately prior to the expiration of the Offer:

(A) any waiting period (and extensions thereof) applicable to the Transactions under the HSR Act or the Antitrust Laws of the jurisdictions set forth on Schedule II of the Company Disclosure Letter shall not have expired or been terminated;

(B) any pre-closing approvals or clearances reasonably required under the Antitrust Laws of the jurisdictions set forth on Schedule II of the Company Disclosure Letter shall not have been obtained;

(C) the Minimum Condition shall not have been satisfied;

(D) any of the following shall have occurred and continue to exist as of immediately prior to the expiration of the Offer:

(1) any Governmental Entity of competent jurisdiction shall have (a) enacted, issued, enforced, promulgated or deemed applicable any Law that is in effect as of immediately prior to the expiration of the Offer, or (b) issued or granted any orders, decrees, judgments, rulings or injunctions that is in effect as of immediately prior to the expiration of the Offer, in each case which has the effect of restraining, enjoining or otherwise prohibiting the consummation of the Offer or the Merger;

(2) (a) any of the representations and warranties of the Company set forth in Section 4.2(a) or Section 4.2(b) shall not be true and correct in all respects as of the date of the Agreement and the date of the expiration of the Offer as though made on and as of the expiration of the Offer (except that representations and warranties that by their terms speak specifically as of the date of the Agreement or another date, in which case as of such date), except for such inaccuracies that would not result in more than a de minimis increase in the aggregate consideration payable by Parent as contemplated by Article I and Article II of the Agreement, (b) the representations or warranties of the Company set forth in Section 4.3 and the first sentence of Section 4.1(a) of this Agreement shall not be true and correct in any respect as of the date of this Agreement and the date of the expiration of the Offer as though made on and as of the date of the expiration of the Offer (except that representations and warranties that by their teams speak specifically as of the date of this Agreement or another date in which case as of such

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date) and (c) any other representations and warranties of the Company set forth in the Agreement shall not be true and correct as of the date of the Agreement and as of the date of the expiration of the Offer as though made on and as of the expiration of the Offer (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date, in which case as of such date), except, in the case of this clause (c), where any failures of any such representations and warranties to be true and correct (without giving effect to any qualification as to materiality or Company Material Adverse Effect contained therein) would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(3) the Company shall not have performed or complied in all material respects with the covenants and agreements required to be performed or complied with by it under this Agreement at or prior to the expiration of the Offer;

(4) any change, event or effect shall have arisen or occurred following the date of this Agreement and be continuing as of immediately prior to the expiration of the Offer, which individually or in the aggregate, constitutes, or would reasonably be expected to constitute, a Company Material Adverse Effect;

(5) the Company shall not have furnished Parent with a certificate immediately prior to the expiration of the Offer signed on its behalf by any of the Company’s chairman of the board, its chief executive officer or any individual listed on Section A of the Company Disclosure Letter to the effect that the conditions set forth in clauses (D)(2) and (D)(3) of this Annex II shall not have occurred; or

(6) the Agreement shall have been validly terminated in accordance with its terms.

*        *        *

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